Execution Copy

HUDBAY MINERALS INC.

and

ARIZONA SONORAN COPPER COMPANY INC.

ARRANGEMENT AGREEMENT

MARCH 1, 2026

TABLE OF CONTENTS

SCHEDULE A PLAN OF ARRANGEMENT	A-1
SCHEDULE B ARRANGEMENT RESOLUTION	B-1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated March 1, 2026,

BETWEEN:

HUDBAY MINERALS INC., a corporation existing under the laws of Canada ("Hudbay")

- and -

ARIZONA SONORAN COPPER COMPANY INC., a corporation existing under the laws of the Province of British Columbia
(the "Company")

RECITALS:

A. Hudbay desires to acquire all of the outstanding Company Shares pursuant to the Arrangement as provided in this Agreement, other than Company Shares that Hudbay already owns.

B. The Parties intend to carry out the transactions contemplated herein by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia).

C. The Board, after receiving financial and legal advice, the unanimous recommendation of the independent directors of the Company, the Independent Fairness Opinion and the Financial Advisor Fairness Opinion, unanimously (a) determined that the Arrangement is fair and reasonable to the Shareholders and in the best interests of the Company, and (b) resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution.

D. Hudbay has entered into the Voting Agreements with the Locked-up Shareholders pursuant to which, among other things, such Locked-up Shareholders have agreed, subject to the terms and conditions thereof, to vote the Company Securities held by them in favour of the Arrangement Resolution.

E. The Parties intend that the issuance of the Consideration Shares be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"Acquisition Proposal" means, other than the transactions between the Parties and their Subsidiaries contemplated by this Agreement, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group of Persons (other than Hudbay or its affiliates), whether written or oral, relating to: (a) any direct or indirect acquisition, sale, disposition, (or any alliance, joint venture, lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or series of transactions, of (i) assets of the Company and/or one or more of its Subsidiaries (including shares of Subsidiaries of the Company) that, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue, as applicable, of the Company and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of the Company), or (ii) 20% or more of any class of voting or equity securities of the Company or its Subsidiaries; (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company or its Subsidiaries (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Company) then outstanding; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving the Company and/or any of its Subsidiaries; or (d) any other similar transactions or series of transactions involving the Company and/or any of its Subsidiaries;

"Advance Ruling Certificate" means an advance ruling certificate issued by the Commissioner of Competition pursuant to section 102 of the Competition Act in respect of the transactions contemplated under this Agreement;

"affiliate" has the meaning ascribed thereto in NI 45-106;

"Agreement" means this arrangement agreement, including all schedules annexed hereto, together with the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"Anti-Corruption Laws" has the meaning ascribed thereto in Section 3.1(jj)(ii);

"Arrangement" means the arrangement of the Company under the provisions of Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of both the Company and Hudbay, such consent not to be unreasonably withheld, conditioned or delayed);

"Arrangement Resolution" means the special resolution of the Securityholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Meeting, substantially in the form and content of Schedule B hereto;

"ASLD" means the Arizona State Land Department;

"Authorization" means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;

"Balance Sheet" has the meaning given to it in Section 3.1(n);

"BCBCA" means the Business Corporations Act (British Columbia);

"Board" means the board of directors of the Company as the same is constituted from time to time;

"Budget" means the 2026 capital and operating budget of the Company and its Subsidiaries approved by the Board, as made available to Hudbay prior to the date hereof;

"business day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

"BVL" means Bolsa de Valores de Lima;

"Canadian Securities Authorities" means the Ontario Securities Commission and any other applicable securities commission and securities regulatory authority of a province or territory of Canada;

"Canadian Securities Laws" means the Securities Act, together with all other applicable securities Laws of any province or territory of Canada (including published policies, orders and instruments thereunder);

"Canadian Statutory Plans" means Canadian statutory benefit plans which the Company or its Subsidiaries are required to participate in or comply with, including as applicable the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

"CFIUS" means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity;

"CFIUS Clearance" means that in respect of the transactions contemplated by this Agreement: (a) CFIUS has issued a written notice to the Parties that it has concluded all action pursuant to the Defense Production Act of 1950, as amended (the "DPA"), and has determined that there are no unresolved national security concerns with respect to the transactions; (b) the Parties have received a written notice from CFIUS that it has determined, pursuant to 31 C.F.R § 800.407(a)(2) that it is not able to conclude action pursuant to the CFIUS Declaration; or (c) CFIUS has submitted a report to the President of the United States (the "President") requesting the President's decision regarding the transactions and either (i) the period under the DPA during which the President may announce a decision to take action to suspend, prohibit or place any limitation on the transactions has expired without any action having been taken, or (ii) the President has announced a decision not to take any such action; or (d) CFIUS has issued a written notice that the transactions are not "covered transactions" within the meaning of the DPA;

"CFIUS Declaration" means a short-form declaration filing with respect to the transactions contemplated by this Agreement submitted to CFIUS by the Parties pursuant to 31 C.F.R. Part 800 Subpart D;

"CFIUS Notice" means a notice with respect to the transactions contemplated by this Agreement submitted to CFIUS by the Parties pursuant to 31 C.F.R. Part 800 Subpart E in response to a request from CFIUS staff pursuant to 31 C.F.R. §800.407(a)(1);

"Change in Recommendation" has the meaning ascribed thereto in Section 8.2(a)(iii)(A);

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, and information incorporated by reference therein, to be sent to the Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement;

"Company Benefit Plans" means all "employee benefit plans" (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA) and each other health, welfare, dental, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life, short term disability, long term disability or other medical insurance, mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, post-employment benefit, post-retirement benefit, bonus, profit sharing, option, incentive, performance, equity, equity-based, phantom, deferred compensation, retention, severance, change of control, termination, pension, retirement, saving, and supplemental retirement agreements, policies, programs, arrangements, practices or undertakings, whether written or oral, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, which are entered into, sponsored, maintained, contributed to or required to be contributed to by, or binding upon, the Company or any of its ERISA Affiliates or with respect to which the Company or any of its ERISA Affiliates has, or would reasonably be expected to have, any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any Company Service Providers or former Company Service Providers (or any spouses, dependants, survivors or beneficiaries of such persons) excluding Canadian Statutory Plans and any other programs that are required under applicable Law and maintained by any Governmental Entity;

"Company Material Adverse Effect" means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, properties, liabilities (whether absolute, accrued, conditional or otherwise and including any contingent liabilities), business, operations, results of operations, capitalization, or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole, other than changes, effects, events, occurrences or states of fact or circumstance arising in connection with or resulting from or relating to: (a) the announcement of this Agreement or the transactions contemplated hereby; (b) any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred); (c) any changes affecting the copper industry; (d) any change (on a current or forward basis) in the price of copper; (e) general economic, financial, currency exchange, inflation, interest rate, securities or commodity market conditions in Canada or the United States, including the imposition or effect of tariffs; (f) any generally applicable change or proposed change in Laws or in the interpretation or application of any Laws by any Governmental Entity; (g) any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Company conducts business, or that result from any action taken for the purpose of complying with any of the foregoing; (h) the commencement or continuation of any war, armed hostilities or acts of terrorism; (i) pandemics, epidemics, national health emergencies, forced quarantines, lockdowns or similar events; (j) any natural disaster; (k) the failure of the Company to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow before, on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Company Material Adverse Effect); or (l) the actions or inactions expressly required by this Agreement or that are taken at the direction of (or omitted to be taken) with the prior written consent of Hudbay (provided, that this clause (l) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement); provided, however, that with respect to clauses (c) through (j) any such change, effect, event, occurrence or state of facts or circumstances may be taken into account in determining whether a Company Material Adverse Effect has occurred but only to the extent that it has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which the Company and its Subsidiaries, taken as a whole, operate;

"Company Mineral Interests" has the meaning ascribed thereto in Section 3.1(o)(ii);

"Company Permitted Liens" means, with respect to the Company or any one of its Subsidiaries, any one or more of the following:

(a) Liens for Taxes not yet due and payable or statutory Liens for overdue Taxes the validity of which the Company or a Subsidiary thereof is contesting in good faith;

(b) statutory Liens incurred or deposits made in the ordinary course in connection with workers' compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory Lien or deposit relates to amounts not yet due;

(c) Liens given by the Company or a Subsidiary thereof to a public utility;

(d) undetermined or inchoate construction or repair or storage Liens arising in the ordinary course, a claim for which has not been filed or registered pursuant to Law or which notice in writing has not been given to the Company or a Subsidiary thereof;

(e) easements, including rights of way for, or reservations or rights of others relating to, access for ingress and egress, occupying, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services, provided that there has been material compliance with the provisions thereof and that such easements, rights of way, reservations, or rights do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of Property, as the case may be, as currently enjoyed, used or operated;

(f) zoning by Laws, ordinances, or other similar restrictions of any Governmental Entity as to the use of real property;

(g) all rights of expropriation of any federal, state or municipal authority or agency;

(h) mechanic's, carrier's, workmen's, repairmen's or other similar Liens (inchoate or otherwise) if, individually or in the aggregate, (A) they are not material, (B) they arose or were incurred in the ordinary course in respect of obligations which are not overdue, and (C) they have not been filed, recorded, or registered in accordance with Law;

(i) minor title defects or irregularities consisting of minor surveyor exceptions, provided that such defects, irregularities, or exceptions do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Properties as currently enjoyed, used or operated or as contemplated in the Company Public Documents; and

(j) Liens disclosed in Schedule 1.1(b) of the Disclosure Letter;

"Company Public Documents" means all forms, reports, schedules, statements and other documents filed by the Company on SEDAR+ since January 1, 2025;

"Company Securities" means the Company Shares and the Options;

"Company Service Providers" means the directors, officers, employees, and independent contractors of the Company and its Subsidiaries, whether unionized, non-unionized, part-time, full-time, active or inactive;

"Company Share Value" means, in respect of the Company Shares, the volume weighted average share price of the Company Shares on the TSX (during continuous trading hours) for the five trading days ending on the trading day immediately preceding the Value Determination Date, calculated by dividing the total Canadian dollar value of the Company Shares traded in such five trading day period on the TSX (during continuous trading hours) by the total number of such shares traded on the TSX (during continuous trading hours) for such five-day trading period;

"Company Shares" means the common shares in the authorized share capital of the Company;

"Company Technical Report" means the technical report of the Company entitled "Cactus Mine Project NI 43-101 Technical Report - Pre-Feasibility Study Pinal County, Casa Grande, Arizona" with an effective date of October 20, 2025;

"Competition Act" means the Competition Act (Canada);

"Competition Act Clearance" means the occurrence of either of the following in respect of the transactions contemplated by this Agreement: (a) the Commissioner of Competition shall have issued an Advance Ruling Certificate; or (b) both (i) the Commissioner of Competition shall have issued a "no-action letter" confirming that he does not intend, at that time, to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement, and (ii) either the applicable waiting period under subsection 123(1) of the Competition Act has expired or been terminated under subsection 123(2) of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived under subsection 113(c) thereof;

"Confidentiality Agreement" means the confidentiality agreement between Hudbay and the Company dated September 12, 2024, as modified by the Hudbay IRA;

"Consideration" means the consideration payable pursuant to the Plan of Arrangement, subject to adjustment in the manner and in the circumstances contemplated by Section 2.13;

"Consideration Shares" means the Hudbay Shares to be issued to Shareholders pursuant to the Plan of Arrangement (including, for certainty, any Hudbay Shares to be issued to former holders of Options, DSUs and RSUs pursuant to the Plan of Arrangement);

"Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, binding understanding, joint venture, partnership or other right or obligation (written or oral) and any amendment thereto to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

"Court" means the Supreme Court of British Columbia;

"Data Room" means, collectively, the material contained in the virtual data rooms established by the Company, to which Hudbay and its Representatives have been provided access, as of 5:00 p.m. on the business day prior to the date hereof, indices of which are appended as Schedule 1.1(a) of the Disclosure Letter;

"Depositary" means TSX Trust Company, or such other Person as the Parties may appoint (each acting reasonably) to act as depositary in respect of the Arrangement;

"Disclosure Letter" means the disclosure letter dated the date of this Agreement and executed by the Company and delivered to Hudbay prior to or concurrently with the execution of this Agreement;

"Dissent Rights" means the rights of dissent exercisable by the registered Shareholders that are registered Shareholders as of both the record date of the Meeting and as of the deadline for exercising such Dissent Rights of the Meeting in respect of the Arrangement described in the Plan of Arrangement;

"DSU Plan" means the Directors Deferred Share Unit Plan of the Company effective July 6, 2021;

"DSU Value" for a DSU means an amount equal to the product of (i) the number of Company Shares underlying such DSU and (ii) the Company Share Value.

"DSUs" means outstanding deferred share units granted under the DSU Plan;

"Effective Date" means the date on which the Arrangement becomes effective in accordance with Section 2.11;

"Effective Time" means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

"Environmental Laws" means all applicable Laws imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health and safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, Release, destruction, transfer, import, export or sale, rehabilitation, reclamation or remediation of Hazardous Substances;

"Environmental Liabilities" means, with respect to any Person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, rehabilitation, reclamation, closure, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any Person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance; (b) tailings impoundment areas; (c) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (d) use, generation, disposal, treatment, processing, recycling, handling, transport, Release, transfer, import, export or sale of Hazardous Substance;

"Environmental Permits" means all Authorizations or program participation requirements with or from any Governmental Entity under any Environmental Laws;

"Equity Incentive Compensation and Withholding Schedule" has the meaning ascribed thereto in Section 2.9(c);

"Equity Incentive Plan" means the amended and restated 2020 Equity Incentive Plan of the Company effective June 21, 2021;

"ERISA" means the U.S. Employee Retirement Income Security Act of 1974;

"ERISA Affiliate" means, with respect to any entity, any trade or business, whether or not incorporated, that, together with the Company or any Subsidiary, would be deemed a "single employer" within the meaning of section 4001(b)(1) of ERISA or section 414(b), (c), (m) or (o) of the U.S. Tax Code;

"Excluded Benefits" has the meaning ascribed thereto in Section 5.10(b);

"Fairness Opinions" means, collectively, the Financial Advisor Fairness Opinion and the Independent Fairness Opinion;

"Final Order" means the final order of the Court as contemplated by Section 2.6, pursuant to Section 291 of the BCBCA approving the Arrangement, in a form and substance acceptable to the Company and Hudbay, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the prior written consent of both the Company and Hudbay, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such affirmation or amendment is acceptable to both the Company and Hudbay, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

"Financial Advisor" means Scotia Capital Inc.;

"Financial Advisor Fairness Opinion" means the opinion of the Financial Advisor to the Board to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders;

"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local, tribal or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry bureau, agency, district or entity, domestic or foreign; (b) the SEC, any Canadian Securities Authority or stock exchange, including the TSX and the NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substance" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, tailings, waste rock, asbestos, per-and polyfluoroalkyl substances and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

"Hudbay Balance Sheet" has the meaning ascribed thereto in Section 4.1(n);

"Hudbay Board" means the board of directors of Hudbay as the same is constituted from time to time;

"Hudbay IRA" means the investor rights agreement between the Company and Hudbay dated January 31, 2025;

"Hudbay Material Adverse Effect" means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, properties, liabilities (whether absolute, accrued, conditional or otherwise and including any contingent liabilities), business, operations, results of operations, capitalization, or condition (financial or otherwise) of Hudbay and its Subsidiaries taken as a whole, other than changes, effects, events, occurrences or states of fact or circumstance arising in connection with or resulting from or relating to: (a) the announcement of this Agreement or the transactions contemplated hereby; (b) any change in the market price or trading volume of any securities of Hudbay (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Hudbay Material Adverse Effect has occurred); (c) any changes affecting the industries in which Hudbay or any of its Subsidiaries operate; (d) any change (on a current or forward basis) in the price of copper; (e) general economic, financial, currency exchange, inflation, interest rate, securities or commodity market conditions in Canada, Peru or the United States, including the imposition or effect of tariffs; (f) any generally applicable change or proposed change in Laws or in the interpretation or application of any Laws by any Governmental Entity; (g) any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which Hudbay conducts business, or that result from any action taken for the purpose of complying with any of the foregoing; (h) the commencement or continuation of any war, armed hostilities or acts of terrorism; (i) pandemics, epidemics, national health emergencies, forced quarantines, lockdowns or similar events; (j) any natural disaster; (k) the failure of Hudbay to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow before, on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Hudbay Material Adverse Effect); or (l) the actions or inactions expressly required by this Agreement or that are taken at the direction of (or omitted to be taken) with the prior written consent of the Company (provided, that this clause (l) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement); provided, however, that with respect to clauses (c) through (j) any such change, effect, event, occurrence or state of facts or circumstances may be taken into account in determining whether a Company Material Adverse Effect has occurred but only to the extent that it has a disproportionate effect on Hudbay and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Hudbay and its Subsidiaries, taken as a whole, operate;

"Hudbay Material Subsidiaries" means, collectively, HudBay Peru S.A.C. (an entity organized under the laws of Peru), Copper World LLC (an entity organized under the laws of Delaware) and Copper Mountain Mine (BC) Ltd. (an entity organized under the laws of British Columbia);

"Hudbay Mineral Interests" means the owned real properties, leasehold interests and Mineral Rights of Hudbay and its Subsidiaries that are material to the operation of their business, taken as a whole, as currently conducted;

"Hudbay Permitted Liens" has the meaning given to "Permitted Liens" in the Fifth Amended and Restated Credit Facility dated October 26, 2021 among Hudbay, as borrower, certain of its Subsidiaries, Canadian Imperial Bank of Commerce, as administrative agent, and the lenders from time to time party thereto, as amended;

"Hudbay Property" has the meaning ascribed thereto in Section 4.1(u)(vi);

"Hudbay Public Documents" means all forms, reports, schedules, statements and other documents filed by Hudbay on SEDAR+ since January 1, 2025;

"Hudbay Shareholders" means the registered and/or beneficial holders of Hudbay Shares, as the context requires;

"Hudbay Shares" means the common shares in the capital of Hudbay;

"Hudbay Technical Reports" means: (a) the technical report prepared for Hudbay entitled "NI 43-101 Technical Report, Constancia Mine, Cuzco, Peru" with an effective date of January 1, 2021; (b) the technical report prepared for Hudbay entitled "NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada" with an effective date of January 1, 2021; (c) the technical report prepared for Hudbay entitled "Phase I Pre-Feasibility Study and Updated Mineral Resources, Copper World Project, Pima County, Arizona, USA" with an effective date of July 1, 2023; and (d) "NI 43-101 Technical Report, Updated Mineral Resources and Mineral Reserves Estimate, Copper Mountain Mine" with an effective date of December 1, 2023;

"ICA" means the Investment Canada Act (Canada);

"ICA Clearance" means that a notification has been filed in respect of the transactions under Part III of the ICA and either (a) the Minister of Industry has not sent to Hudbay a notice under subsection 25.2(1) of the ICA and the Governor in Council has not made an order under subsection 25.3(1) of the ICA in relation to the transactions contemplated by this Agreement and the time period for sending such notice or making such an order shall have expired or, (b) if such a notice has been sent or such an order has been made, Hudbay has subsequently received (i) a notice under paragraph 25.2(4)(a) of the ICA indicating that a review of the transactions contemplated by this Agreement on grounds of national security will not be made, (ii) a notice under paragraph 25.3(6)(b) of the ICA indicating that no further action will be taken in respect of the transaction contemplated by this Agreement or (iii) an order under section 25.4(1) of the ICA indicating that the Governor in Council authorizes the completion of the transactions contemplated by this Agreement;

"IFRS" means International Financial Reporting Standards;

"Incentive Awards" means, collectively, the DSUs, RSUs and Options;

"Incentive Plans" means, collectively, the DSU Plan and the Equity Incentive Plan;

"Incentive Remittance Amount" means, in respect of each Incentive Award, the amount of any Tax withholding obligations in respect of such Incentive Award deducted in accordance with section 3.7 of the Plan of Arrangement;

"including" means including without limitation, and "include" and "includes" have a corresponding meaning;

"Independent Fairness Opinion" means the opinion of the Independent Financial Advisor to the Board to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders;

"Independent Financial Advisor" means Origin Merchant Partners;

"Indigenous" means: (a) any Indian or Indian band (as those terms are defined in the Indian Act, R.S.C. 1985, c. I-5), First Nation, Métis, aboriginal or indigenous person, people, or group; or (b) any Indian or Alaska Native tribe, band, nation, pueblo, village or community that the Secretary of the Interior acknowledges to exist and recognizes as an Indian tribe pursuant to 25 USC sec. 5130;

"Intellectual Property" means anything that is or may be protected by any Intellectual Property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, mask work and integrated circuit topographies, trade-marks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;

"Interim Order" means the interim order of the Court following the application therefor submitted to the Court after being informed of the intention to rely upon the exemption from registration under section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement, as contemplated by Section 2.3, in a form and substance acceptable to the Company and Hudbay, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended, supplemented, modified or varied by the Court (with the prior written consent of both the Company and Hudbay, each acting reasonably);

"ITCs" has the meaning ascribed thereto in Section 3.1(y)(xv);

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws, and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are binding upon or applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances, reservations on title, royalty interests, adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by applicable Law, contract or otherwise) capable of becoming any of the foregoing;

"Locked-up Shareholders" means, collectively, each of the directors and officers of the Company;

"made available" means that copies of the subject materials were included in the Data Room;

"Matching Period" has the meaning ascribed thereto in Section 7.4(a)(iv);

"Material Contract" means any Contract of the Company or any of its Subsidiaries: (a) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect; (b) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection); (c) relating to indebtedness for borrowed money of the Company or any of its Subsidiaries or any guarantee by the Company or any of its Subsidiaries of any other Person's indebtedness for borrowed money; (d) providing for the establishment, organization or formation of any partnership, limited liability company agreement, shareholder agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any person, partnership or joint venture that is not a wholly-owned Subsidiary of the Company (other than any such agreement or arrangement relating to the operation or business of a property in the ordinary course and which is not material with respect to such property); (e) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of $1,000,000 in the aggregate or is Contract or series of related Contracts having a term in excess of 12 months and that would not be terminable for convenience by the Company that would impose financial obligations on the Company or any of its Subsidiaries in excess of $500,000 annually or $1,000,000 in the aggregate over the term of the Contract; (f) that materially limits or restricts the Company or any of its Subsidiaries from operating a mining business in the State of Arizona in any material respect; (g) which provides for change of control, severance, retention or related payments or benefits to Company Service Providers; (h) that contains any right on the part of any party, including joint venture partners or entities, to acquire Mineral Rights or other property rights from the Company or any of its Subsidiaries, (i) that contains any rights on the part of the Company or any of its Subsidiaries to acquire Mineral Rights or other property rights from any Person (including any Subsidiary of the Company), (j) any standstill or similar Contract currently restricting the ability of the Company or any of its Subsidiaries to offer to purchase or purchase the assets or equity securities of another Person; (k) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement; (l) that is a material agreement with a Governmental Entity, or an agreement with any Indigenous group, or other organizations with authority to represent such groups; (m) that is a shareholder or stockholder agreement, investor rights agreement, registration rights agreement, voting trust or similar agreement, arrangement or commitment with respect to any shares or other equity interests of the Company or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or its Subsidiaries that the Company has access to; (n) which is an earn-in, back-in, right of first refusal or right first offer in respect of the properties of the Company or any of its Subsidiaries; (o) that is material to the Company and related to the operation of, or the exploitation, extraction or production of minerals from, the properties of the Company or any of its Subsidiaries; (p) relating to any litigation or settlement thereof in respect of the Company or its Subsidiaries which does or could have actual or contingent obligations or entitlements of the Company, and which have not been fully satisfied prior to the date of this Agreement; (q) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset (including any business, division or product line) where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $1,000,000; (r) for any capital expenditure or commitment to do so which individually or in the aggregate exceeds $1,000,000; and (s) that is otherwise material to the Company or any of its Subsidiaries;

"material fact" has the meaning ascribed thereto in the Securities Act;

"Meeting" means the special meeting of Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Hudbay;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

"Mineral Rights" means all rights, whether contractual or otherwise, for the exploration for or exploitation of minerals together with surface rights, royalty interests, fee interests, joint venture interests and other leases, rights of way and enurements related to any such rights;

"Misrepresentation" has the meaning ascribed thereto in the Securities Act;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators;

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators;

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;

"NYSE" means the New York Stock Exchange;

"Option Value" for an Option means an amount, which amount cannot be less than zero, equal to (a) the Company Share Value, minus (b) the exercise price of such Option;

"Options" means the outstanding options to purchase Company Shares granted under the Equity Incentive Plan;

"ordinary course", or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

"Outside Date" means June 30, 2026 or such later date as may be agreed to in writing by the Parties, provided that if any Specified Regulatory Approval has not been obtained by June 30, 2026, any Party may elect, by notice delivered in writing to the other Party prior to such date, or in the case of the subsequent extension, prior to such date as initially extended, to extend the Outside Date (i) for an initial extension period to no later than August 15, 2026, and (ii) following the initial extension period, for a second extension period to no later than September 30, 2026;

"Parties" means, together, Hudbay and the Company, and "Party" means either of them as the context requires;

"Permitted Dividend" means, in respect of the Hudbay Shares, a regular quarterly dividend consistent with the current practice of Hudbay (including with respect to timing of declaration and record and payment dates) not in excess of $0.01 in cash per Hudbay Share;

"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement of the Company, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order (with the prior written consent of both the Company and Hudbay, each acting reasonably);

"Pre-Acquisition Reorganization" has the meaning ascribed thereto in Section 5.11;

"Proposed Agreement" has the meaning ascribed thereto in Section 7.4(a);

"Regulatory Approvals" means Competition Act Clearance, CFIUS Clearance, ICA Clearance, and those sanctions, rulings, consents, orders, exemptions, Authorizations and other approvals (including the lapse, without objection, of a prescribed period of time under a statute or regulation that states that a transaction may be implemented if a prescribed period of time lapses following the giving of notice without an objection being made) of any Governmental Entity required in relation to the transactions contemplated hereby;

"Release" means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping or leaching of any Hazardous Substance in the environment;

"Representatives" means, with respect to a Person, such Person's directors, officers, employees, legal counsel, financial advisors, accountants, agents, consultants and other authorized representatives and advisors;

"Restricted Party" means a person that is: (a) listed on, or owned or controlled by a person listed on, or acting on behalf of a person listed on, any Sanctions List, (b) located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of Sanctions, or (c) otherwise a target of Sanctions;

"RSU Value" for an RSU means an amount  equal to the product of (i) the number of Company Shares underlying such RSU and (ii) the Company Share Value;

"RSUs" means the outstanding restricted share units granted under the Equity Incentive Plan;

"Sanctions" means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by: (a) the United States government; (b) the United Nations; (c) the European Union; (d) the Canadian government; (e) the United Kingdom; or (f) the respective governmental institutions and agencies of any of the foregoing, including the Office of Foreign Assets Control of the U.S. Department of Treasury ("OFAC"), the United States Department of State, and His Majesty's Treasury ("HMT"), Global Affairs Canada and the Royal Canadian Mounted Police or any other relevant sanctions authority (together the "Sanctions Authorities");

"Sanctions List" means the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC, the Consolidated List of Financial Sanctions Targets, the Consolidated Canadian Autonomous Sanctions List and the Investment Ban List maintained by HMT, or any similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities;

"SEC" means the U.S. Securities Exchange Commission;

"Section 409A" means section 409A of the U.S. Tax Code;

"Securities Act" means the Securities Act (British Columbia);

"Securities Laws" means, collectively, Canadian Securities Laws and U.S. Securities Laws;

"Securityholder Approval" has the meaning ascribed thereto in Section 2.3(e);

"Securityholders" means, collectively, the Shareholders and holders of DSUs, RSUs and Options, as the context requires;

"SEDAR+" means the System for Electronic Document Analysis and Retrieval +;

"Shareholder Rights Plan" means the Shareholder Rights Plan Agreement between the Company and TSX Trust Company dated January 31, 2025;

"Shareholders" means the registered and/or beneficial holders of Company Shares, as the context requires;

"Specified Regulatory Approvals" means Competition Act Clearance, CFIUS Clearance and ICA Clearance;

"Subsidiary" has the meaning ascribed thereto in NI 45-106 and, for certainty, Arizona Sonoran Copper Company (USA) Inc. and Cactus 110 LLC are Subsidiaries of the Company;

"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal made by a Person or group of Persons who is or are, as at the date of this Agreement, a party(ies) that deals at arm's length with the Company, that did not result from a breach of this Agreement or any agreement between the Person(s) making such Acquisition Proposal and the Company or its affiliates, to acquire 100% of the outstanding Company Shares (other than Company Shares beneficially owned by the Person or Persons making such Acquisition Proposal) or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, made after the date of this Agreement that: (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person(s) making such Acquisition Proposal; (ii) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iii) is not subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant); (iv) that, in the case of an Acquisition Proposal to acquire 100% of the Company Shares, is made available to all Shareholders on the same terms and conditions; (v) complies with all applicable Securities Laws; and (vi) the Board (after receipt of advice from its outside legal counsel and financial advisors) determines in good faith, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction more favourable, from a financial point of view, to the Shareholders (including any adjustment to the terms and conditions of the Arrangement proposed by Hudbay pursuant to Section 7.4);

"Superior Proposal Notice" has the meaning ascribed thereto in Section 7.4(a)(iii);

"Tax Act" means the Income Tax Act (Canada);

"Tax Returns" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto and any claims for refund, declarations of estimated Tax and information returns, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by applicable Law in respect of Taxes;

"Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, earnings, profits, mining, mineral, windfall, environmental, royalty, capital, capital stock, transfer, land transfer, disability, ad valorem, sales, net worth, goods and services, harmonized sales, use, value-added, excise, stamp, recording, withholding, business, franchising, property, premium, development, occupation, occupancy, employer health, alternative or add-on minimum, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada Pension Plan and other pension plan premiums or contributions imposed by any Governmental Entity, any transferee or predecessor liability in respect of any of the foregoing, and any liability for any such amounts imposed with respect to any other person, including under any agreements or arrangements;

"Termination Payment" means $70,000,000;

"Termination Payment Event" has the meaning ascribed thereto in Section 8.4(b);

"Transaction Personal Information" has the meaning ascribed thereto in Section 9.1;

"TSX" means the Toronto Stock Exchange;

"U.S. Continuing Employee" has the meaning ascribed thereto in Section 5.10(b);

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934;

"U.S. Investment Company Act" means the United States Investment Company Act of 1940;

"U.S. Securities Act" means the United States Securities Act of 1933;

"U.S. Securities Laws" means the U.S. Exchange Act, the U.S. Securities Act and all other applicable U.S. federal securities Laws;

"U.S. Tax Code" means the United States Internal Revenue Code of 1986;

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"Value Determination Date" means the date that is three business days prior to the Effective Date;

"Voting Agreements" means the voting agreements between Hudbay and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Company Securities in favour of the Arrangement Resolution; and

"Water Rights" means water rights, water concessions, water leases, water Authorizations and water supply agreements, water wells, water well rights, ditch rights or other interests in water or water conveyance rights owned or leased by the relevant Person.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.5 Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8 Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.9 Knowledge

In this Agreement, references to (a) "the knowledge of the Company" means the actual knowledge of George Ogilvie, President and Chief Executive Officer, Nicholas Nikolakakis, VP Finance and Chief Financial Officer, and Nicholas Hayduk, VP Corporate Development, General Counsel and Corporate Secretary and (b) "the knowledge of Hudbay" means the actual knowledge of Peter Kukielski, President and Chief Executive Officer, Eugene Lei, Chief Financial Officer, and Patrick Donnelly, Senior Vice President, Legal and Organizational Effectiveness in each case after making reasonable enquiries regarding the relevant matter.

1.10 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Plan of Arrangement

Schedule B - Arrangement Resolution

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2 Company Approval

The Company represents and warrants to Hudbay that:

(a) the Board has received oral deliveries of the Financial Advisor Fairness Opinion and Independent Fairness Opinion; and

(b) the Board, after receiving financial and legal advice, the Financial Advisor Fairness Opinion and Independent Fairness Opinion and the unanimous recommendation of the independent directors of the Company, has unanimously:

(i) determined that the Arrangement is fair and reasonable to the Shareholders and in the best interests of the Company; and

(ii) resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution (the "Board Recommendation").

2.3 Interim Order

As promptly as reasonably practicable following the execution of this Agreement, but in any event no later than April 24, 2026, the Company shall apply to the Court in a manner acceptable to Hudbay, acting reasonably, pursuant to Part 9, Division 5 of the BCBCA, and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a) for the class(es) of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b) for confirmation of the record date for the purposes of determining the Persons entitled to notice of and to vote at the Meeting in accordance with the Interim Order;

(c) that the record date for Persons entitled to notice of and to vote at the Meeting will not change as a result of any adjournment(s) or postponement(s) of the Meeting unless required by the Court or by applicable Law;

(d) that the Meeting may be held as an in person, virtual or hybrid meeting, and that Securityholders that participate in the Meeting through virtual means, if applicable, will be deemed to be present at the Meeting;

(e) that the requisite approval for the Arrangement Resolution shall be the affirmative vote of at least:

(i) 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders present in person or by proxy and entitled to vote at the Meeting and voting as a single class;

(ii) 66⅔% of the votes cast on the Arrangement Resolution by the Securityholders present in person or by proxy and entitled to vote at the Meeting and voting as a single class; and

(iii) a majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting, voting as a single class, excluding for this purpose the votes required to be excluded by MI 61-101;

(collectively, the "Securityholder Approval");

(f) that, subject to the foregoing and in all other respects, the terms, conditions and restrictions of the Company's constating documents, including quorum requirements and other matters, shall apply in respect of the Meeting, unless otherwise ordered by the Court;

(g) for the grant of Dissent Rights to the Shareholders who are registered Shareholders as of the record date of the Company Meeting, as contemplated in the Plan of Arrangement;

(h) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(i) that the Meeting may be adjourned or postponed from time to time by the Board subject to the terms of this Agreement or as otherwise agreed to in writing by the Parties without the need for additional approval of the Court;

(j) that the Parties intend to rely on the exemption provided by section 3(a)(10) of the U.S. Securities Act for the issuance of the Consideration Shares pursuant to the Plan of Arrangement, subject to and conditioned upon the Court's approval of the Arrangement and determination following a hearing that the Arrangement is substantively and procedurally fair and reasonable to each Person to whom Consideration Shares will be issued; and

(k) for such other matters as Hudbay or the Company may reasonably require, subject to obtaining the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

2.4 Meeting

Subject to the terms of this Agreement and receipt of the Interim Order, the Company shall:

(a) duly call, give notice of, convene and conduct the Meeting in accordance with the Interim Order, the Company's constating documents and applicable Laws as promptly as reasonably practicable, but in any event no later than May 29, 2026 (and, in that regard, the Company shall abridge, as necessary, any time period that may be abridged under NI 54-101);

(b) not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Meeting except (i) as required by applicable Laws or a ruling, order or decree of a Governmental Entity, (ii) as required for quorum purposes (in which case the Meeting shall be adjourned and not cancelled), (iii) as permitted by Section 7.4(f), or (iv) with Hudbay's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed;

(c) not change the record date for the Securityholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by applicable Law or the Interim Order, or with Hudbay's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed;

(d) promptly advise Hudbay, at such times as Hudbay may reasonably request and on a daily basis on each of the last ten (10) business days up to and including the proxy cutoff date in advance of the Meeting, as to the aggregate tally of the proxies (for greater certainty, specifying votes "for" and votes "against" the Arrangement Resolution) received by the Company in respect of the Arrangement Resolution;

(e) promptly advise Hudbay of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of the Company to any Shareholder exercising or purporting to exercise Dissent Rights, and, subject to applicable Laws, shall cooperate and consult with Hudbay in advance in connection with any discussions or communications with any Person in opposition to the Arrangement, including providing Hudbay with an opportunity to review and comment on any written communications sent by or on behalf of the Company to such Person; provided, however, that this Section 2.4(e) shall not apply in respect of a Superior Proposal, for which Section 7.2 shall apply;

(f) unless the Board has made a Change in Recommendation, solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and, in connection therewith, if requested by and in consultation with Hudbay, shall use the services of one or more proxy solicitation services (at the expense of the Company) and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement by the Securityholders as provided in the Interim Order or as otherwise required by the Court;

(g) promptly provide Hudbay with copies of or access to information regarding the Meeting generated by any dealer or proxy solicitation services firm engaged by the Company;

(h) give notice to Hudbay of the Meeting and allow Hudbay and its Representatives to attend the Meeting;

(i) not, without the prior written consent of Hudbay, such consent not to be unreasonably withheld, conditioned or delayed, waive the deadline for the submission of proxies by Securityholders for the Meeting;

(j) promptly notify Hudbay if the Company becomes aware of any beneficial holder of Company Shares that becomes a registered holder of Company Shares by withdrawing such holder's Company Shares from the book-based system;

(k) not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Hudbay, such consent not to be unreasonably withheld, conditioned or delayed; and

(l) at the request of Hudbay from time to time, acting reasonably, promptly provide Hudbay with a list (in electronic form) of: (i) the registered Shareholders, together with their addresses and respective holdings of Company Shares, all as shown on the records of the Company as of a date that is not more than five (5) business days prior to the date of delivery of such list; (ii) the names and holdings of all holders of Incentive Awards; and (iii) participants and book-based nominee registrants such as CDS & Co., and non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares, all as can be reasonably obtained by the Company using the procedures set forth under Securities Laws. The Company shall from time to time require that its registrar and transfer agent furnish Hudbay with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as Hudbay may reasonably request in order to be able to communicate with respect to the Arrangement with the Shareholders entitled to vote on the Arrangement Resolution.

2.5 Circular

(a) As promptly as reasonably practicable following execution of this Agreement, but in any event in sufficient time to hold the Meeting in accordance with the timing contemplated by Section 2.4(a), provided that Hudbay has furnished the information required under Section 2.5(c), the Company shall: (i) prepare, in consultation with Hudbay, the Circular together with any other documents required in connection with the Meeting by applicable Laws; (ii) promptly after obtaining the Interim Order, file the Circular in all jurisdictions where the same is required to be filed; and (iii) mail the Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the Circular shall comply in all material respects with all applicable Laws and the Interim Order, shall contain sufficient detail to permit the Securityholders to form a reasoned judgement concerning the matters to be placed before them at the Meeting and, without limiting the generality of the foregoing, the Circular will not contain any Misrepresentation (except that the Company shall not be responsible for any information relating to Hudbay and its affiliates, including the Hudbay Shares, that was provided to the Company by Hudbay for inclusion in the Circular pursuant to Section 2.5(c) or for any Hudbay Public Documents incorporated by reference with the consent of Hudbay).

(b) The Circular shall include: (i) the Board Recommendation; (ii) a summary and a copy of each Fairness Opinion; (iii)  a statement that, subject to the terms of this Agreement and the Voting Agreements, each Locked-up Shareholder has agreed in the Voting Agreements to vote all such Person's Company Securities in favour of the Arrangement Resolution and against any other matter that is inconsistent with the Arrangement Resolution; and (iv) all information that, in the reasonable judgment of the Parties and their outside legal counsel, is required to allow the Parties to rely on the exemption provided by section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares pursuant to the Plan of Arrangement.

(c) Hudbay shall provide to the Company on a timely basis all information regarding Hudbay, its affiliates, the Hudbay Shares as is reasonably requested by the Company or as required by the Interim Order or applicable Laws for inclusion in the Circular or in any amendments or supplements to the Circular. Hudbay shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Circular and to the identification of each such advisor. Hudbay shall ensure that such information does not include any Misrepresentation.

(d) Hudbay and its Representatives shall be given a reasonable opportunity to review and comment on the Circular prior to the Circular being printed or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Hudbay and its Representatives, provided that all information relating solely to Hudbay, its affiliates, the Hudbay Shares included in the Circular shall be in form and content satisfactory to Hudbay, acting reasonably.

(e) The Company and Hudbay shall each promptly notify each other if at any time before the Meeting either becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Circular as required, and the Company shall promptly mail or otherwise publicly disseminate any such amendment or supplement to the Circular to Securityholders and, if required by the Court or applicable Laws, file the same with the Canadian Securities Authorities and as otherwise required.

(f) The Company will promptly inform Hudbay of any requests or comments made by Governmental Entities in connection with the Circular (including by providing copies of all correspondence between the Company and its Representatives, on the one hand, and any Governmental Entity, on the other hand with respect to such requests or comments), and will allow Hudbay and its Representatives an opportunity to comment on any response materials (and give reasonable consideration to any such comments) and, except as required by applicable Law, if reasonably requested by Hudbay, participate in any meetings with Governmental Entities.

(g) Hudbay shall indemnify and save harmless the Company and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company or any of its Representatives may be subject or which the Company or any of its Representatives may suffer as a result of, or arising from, any Misrepresentation contained in any information included in the Circular that was furnished by Hudbay, its affiliates and their respective Representatives acting on their behalf, in writing, for inclusion in the Circular and such information was accurately reflected in the Circular by the Company.

2.6 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order and as required by applicable Law, the Company shall, subject to the terms of this Agreement, take all steps necessary or desirable to submit the Arrangement before the Court and diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA as promptly as reasonably practicable and, in any event, within three (3) business days after the Arrangement Resolution is passed at the Meeting and, if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by applicable Law to return to the Court with respect to the Final Order, it will only do so after prior notice to Hudbay, and affording Hudbay a reasonable opportunity to consult with the Company regarding the same.

2.7 Court Proceedings

Subject to the terms of this Agreement, the Company will diligently pursue all Court proceedings relating to obtaining the Interim Order and Final Order, and Hudbay will cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably requested or required to be supplied by Hudbay in connection therewith. The Company will provide Hudbay and its Representatives with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by Hudbay for inclusion in such material, prior to the service and filing of that material, and will give reasonable consideration to all such comments. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with Hudbay's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Hudbay to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Hudbay's obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to Hudbay's legal counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to Hudbay's legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions at least 24 hours prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement or the Plan of Arrangement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by applicable Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Hudbay.

2.8 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable efforts to ensure that, all Consideration Shares issued pursuant to the Arrangement will be issued by Hudbay in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof and pursuant to exemptions from applicable state securities laws. In order to ensure the availability of the exemption under section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the Court will be asked to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(b) pursuant to Section 2.3(j), the Court will be advised of the intention of the Parties to rely upon the exemption of section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Persons to whom the Consideration Shares will be issued;

(c) the Court will be advised prior to the hearing to approve the Interim Order that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Consideration Shares pursuant to the Arrangement;

(d) the Company will ensure that each Person entitled to receive Consideration Shares pursuant to the Arrangement will be given adequate notice, in a timely manner, advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e) each Person entitled to receive Consideration Shares will be advised that such securities being issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by Hudbay in reliance on the exemption under section 3(a)(10) of the U.S. Securities Act;

(f) the Interim Order will specify that each Person entitled to receive Consideration Shares will have the right to appear before the Court at the hearing of the application for the Final Order, so long as they file and deliver a Response to Petition to the Company's legal counsel by no later than the date and time specified in the Interim Order and in accordance with the requirements of section 3(a)(10) under the U.S. Securities Act;

(g) the Court will hold a hearing approving the fairness of the terms and conditions of the Arrangement before issuing the Final Order; and

(h) the Final Order will expressly state that the Arrangement serves as the basis of a claim to the exemption under section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act regarding the distribution of securities pursuant to the Plan of Arrangement and is approved by the Court as being substantively and procedurally fair to the Persons entitled to receive such securities.

2.9 Incentive Awards

(a) The Parties acknowledge and agree that the outstanding Incentive Awards shall be treated in accordance with the provisions of the Plan of Arrangement. In particular, each holder of:

(i) a DSU shall be paid by the Company an amount equal to the DSU Value, payable (A) in cash, to the extent of the applicable Incentive Remittance Amount; and (B) as to the remainder, by the Company issuing Company Shares (the "DSU Incentive Shares");

(ii) an RSU shall be paid by the Company an amount equal to the RSU Value, payable (A) in cash, to the extent of the applicable Incentive Remittance Amount; and (B) as to the remainder, by the Company issuing Company Shares (the "RSU Incentive Shares"); and

(iii) an Option shall be paid by the Company an amount equal to the Option Value, payable (A) in cash, to the extent of the applicable Incentive Remittance Amount; and (B) as to the remainder, by the Company issuing Company Shares (the "Option Incentive Shares");

in each case, as specified in the Equity Incentive Compensation and Withholding Schedule.

(b) In furtherance of the foregoing, the Company shall take such commercially reasonable actions as are necessary under the terms of the Incentive Plans, as applicable, and the Plan of Arrangement to facilitate the surrender and termination of all Incentive Awards on the terms contemplated in the Plan of Arrangement.

(c) The Parties agree that as soon as reasonably practicable following the closing of trading on the TSX on the Value Determination Date, the Company shall deliver a schedule (the "Equity Incentive Compensation and Withholding Schedule") setting out the following information:

(i) the Company Share Value;

(ii) for each holder of a DSU, the DSU Value, the applicable Incentive Remittance Amount and the number of DSU Incentive Shares;

(iii) for each holder of an RSU, the RSU Value, the applicable Incentive Remittance Amount and the number of RSU Incentive Shares;

(iv) for each holder of an Option, the Option Value, the applicable Incentive Remittance Amount and the number of Option Incentive Shares;

in each case, together with reasonable calculations and supporting materials to justify such amounts.

(d) The Company will process the cash payments payable to the former holders of Options, DSUs and RSUs in accordance with the Plan of Arrangement through the payroll systems of the Company for the purposes of calculating, deducting and remitting the applicable Tax withholding amount required under applicable Law or in accordance with the Plan of Arrangement.

2.10 Shareholder Rights Plan

Pursuant to the Plan of Arrangement, at the Effective Time, the Shareholder Rights Plan shall be terminated.

2.11 Effective Date

(a) The Arrangement shall become effective on the date on which the Company and Hudbay agree in writing as the Effective Date or, in the absence of such agreement, the third (3rd) business day following the date on which all the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived in accordance with the terms of this Agreement and the Plan of Arrangement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date). From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA.

(b) The closing of the Arrangement will take place remotely by electronic exchange of documents and signatures (or their electronic counterparts) at 8:00 a.m. (Toronto time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.12 Payment of Consideration

Hudbay will, following receipt by the Company of the Final Order and no later than the business day prior to the Effective Date determined in accordance with Section 2.11, deposit in escrow, or cause to be deposited in escrow, with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Consideration Shares to satisfy the Consideration payable in Hudbay Shares pursuant to the Plan of Arrangement.

2.13 Adjustment of Consideration

If, on or after the date of this Agreement, Hudbay sets a record date for any dividend or other distribution on the Hudbay Shares, other than a Permitted Dividend, that is prior to the Effective Date, then the Consideration to be paid per Company Share shall be increased to provide to Shareholders, as applicable, the same economic effect as contemplated by this Agreement on the date hereof and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the applicable Consideration to be paid per Company Share.

2.14 Announcement and Shareholder Communications

Hudbay and the Company shall jointly publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, the text and timing of the announcement to be determined by Hudbay and the Company, each acting reasonably. Hudbay and the Company agree to co-operate in the preparation of presentations, if any, to the Shareholders regarding the transactions contemplated by this Agreement, and neither Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed, or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that each Party shall be permitted to make any disclosure or filing to the extent required under applicable Laws and the Company shall use its commercially reasonable efforts to give prior oral or written notice to Hudbay and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not reasonably practicable, to give such notice immediately following the making of such disclosure or filing. To the extent reasonably practicable and permitted by Law, the Company shall also provide prior notice to Hudbay of any press release that it proposes to make regarding its business or operations, together with a draft copy of such disclosure and Hudbay shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly, and reasonable consideration shall be given to any comments made by Hudbay and its Representatives. Notwithstanding the foregoing, the provisions of this Section 2.13 will not apply with respect to filings in connection with the Regulatory Approvals, the Circular, the Interim Order or the Final Order which are governed by other sections of this Agreement. The restrictions set forth in this Section 2.13 shall not apply to any release or public statement in connection with any dispute regarding this Agreement or the transactions contemplated hereby.

2.15 Withholding Taxes

Hudbay, the Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement or this Agreement, such amounts as Hudbay, the Company, the Depositary and their respective Subsidiaries, or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of applicable Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are properly reported and actually remitted to the applicable Governmental Entity. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable, Hudbay, the Company, the Depositary, their respective Subsidiaries, and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the Consideration as is necessary in order to fully fund such liability, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder.

2.16 Tax Rollover

The exchange of Company Shares for Hudbay Shares pursuant to the Arrangement is intended to occur on a tax-deferred basis for Canadian income tax purposes pursuant to subsection 85.1(1) of the Tax Act, subject to a Shareholder's option to choose to recognize its capital gain (or capital loss) in the manner provided in subsection 85.1(1) of the Tax Act.

2.17 U.S. Tax Matters

The Arrangement is intended to qualify as a tax-deferred reorganization within the meaning of Section 368(a) of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, and this Agreement, together with the Plan of Arrangement, is intended to be, and is hereby adopted as a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a tax-deferred reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat this Agreement, together with the Plan of Arrangement, as a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax return or otherwise take any Tax reporting position inconsistent with such treatment, in each case, unless otherwise required by a good faith resolution of a Tax contest or a change in applicable Law. Within forty-five days following the Effective Date, Hudbay shall prepare and file in accordance with the Treasury Regulations (including by posting a copy on the investor relations section of its website) a properly completed Internal Revenue Service Form 8937 reporting the Arrangement as a tax-deferred reorganization for U.S. federal income tax purposes. Each Party shall act in a manner that is consistent with the intended U.S. tax treatment of the Arrangement as set forth herein and to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a tax-deferred reorganization within the meaning of Section 368(a) of the U.S. Tax Code; provided, however, notwithstanding anything to the contrary in this Section 2.17, none of Hudbay or any of its affiliates (including, after the Effective Time, the Company or any of its Subsidiaries) shall be required to take any action or engage in any transaction that is not specifically contemplated by this Agreement or the Plan of Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1 Representations and Warranties

Except as disclosed in the Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), the Company hereby represents and warrants to Hudbay as follows, and acknowledges that Hudbay is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Organization and Qualification. The Company and each of its Subsidiaries is duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has the requisite power and authority to own its assets and conduct its business as now owned and conducted. The Company and each of its Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the constating documents of the Company and each of its Subsidiaries have been made available to Hudbay, and no action has been taken to amend or supersede such documents.

(b) Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder have been duly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement, other than the Interim Order, the Final Order, approval of the Circular by the Board and the Securityholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by Hudbay against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c) No Conflict; Required Filings and Consent.

(i) The execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(A) violate, conflict with or result in a breach of:

(1) the constating documents of the Company or those of any of its Subsidiaries;

(2) any Material Contract or Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a Company Material Adverse Effect; or

(3) any Law to which the Company or its Subsidiaries is subject or by which the Company or its Subsidiaries is bound, subject to receipt of the Regulatory Approvals and except as would not, individually or in the aggregate, have a Company Material Adverse Effect;

(B) give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company  or any of its Subsidiaries is entitled, under any Contract or Authorization to which the Company or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole; or

(C) give rise to any rights of first refusal or rights of first offer, trigger any change in control provisions, other than pursuant to Company employment agreements made available to Hudbay, or any restriction or limitation under any Contract or Authorization, or result in the imposition of any Lien (other than  Company Permitted Liens) upon any of the Company's assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(ii) Other than the Regulatory Approvals, the rules and policies of the TSX, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of the Company or any of its Subsidiaries in order for the Company to proceed with the execution and delivery of this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, have a Company Material Adverse Effect or be expected to prevent, or materially impede or delay the completion of the Arrangement.

(d) Subsidiaries.

(i) The Company does not have Subsidiaries or hold, directly or indirectly, any interests in any Person, including any equity interests, other than those listed in Schedule 3.1(d) of the Disclosure Letter. Except as disclosed in Schedule 3.1(d) of the Disclosure Letter, none of the Company's Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary's shares, or from repaying to the Company any loans or advances made thereto.

(ii) The following information with respect to each of the Company's Subsidiaries is accurately set out in Schedule 3.1(d) of the Disclosure Letter: (A) its name; (B) the Company's percentage equity ownership of it; and (C) its jurisdiction of incorporation, organization or formation.

(iii) The Company beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) to acquire any issued or unissued securities or other ownership interests in any of the Company's Subsidiaries.

(iv) All of the issued and outstanding shares or other equity securities in the capital of each of the Company's Subsidiaries are: (A) validly issued, fully-paid and, where the concept exists,  non-assessable (and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights) and all such shares or other equity interests are owned free and clear of all Liens (other than Company Permitted Liens); and (B) free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares or other equity interests.

(e) Compliance with Laws and Constating Documents.

(i) The Company and each of its Subsidiaries (A) in all material respects, has conducted, since November 16, 2021, and to the knowledge of the Company, prior to November 16, 2021, its business in compliance with, and is conducting its business in compliance with, all applicable Laws in each jurisdiction in which it conducts business, and (B) in all material respects, is not in default of any filings with, or payment of any licence, registration or qualification fee owing to, any Governmental Entity under the Laws of any jurisdiction in which it conducts business.

(ii) Neither the Company nor any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its articles or by-laws or equivalent organizational documents; or (B) any Laws (including any applicable market abuse regulations), Authorization or Contracts to which it is a party or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would be material to the Company and its Subsidiaries taken as a whole.

(f) Company Authorizations.

(i) The Company and its Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of the Company and its Subsidiaries or otherwise in connection with carrying on the business and operations of the Company and its Subsidiaries as they are currently conducted in compliance in all material respects with all applicable Laws. Such Authorizations are in full force and effect in accordance with their terms. The Company and its Subsidiaries have, since November 16, 2021, fully complied with and are in compliance with all such Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not be material to the Company and its Subsidiaries taken as a whole. There is no material action, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries regarding any such Authorizations. None of the Company, any of its Subsidiaries or any of their respective officers or directors, has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke, refuse to renew or to materially amend any of such Authorizations, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole and, to the knowledge of the Company, all such Authorizations continue to be effective in order for the Company and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. True copies of all such Authorizations that are material to the operations of the Company and its Subsidiaries have been made available to Hudbay.

(g) Capitalization and Listing.

(i) The authorized share structure of the Company consists of an unlimited number of Company Shares without par value. As at the date of this Agreement there are: (A) 208,656,359 Company Shares validly issued and outstanding as fully-paid and non-assessable shares of the Company; (B) 7,823,792 outstanding Options providing for the issuance of up to 7,823,792 Company Shares upon the exercise thereof; (C) 1,024,173 outstanding RSUs providing for the issuance of up to 1,024,173 Company Shares upon the settlement thereof; and (D) 713,937 outstanding DSUs. Except for the Options, RSUs and DSUs referred to in this Section 3.1(g)(i) and the Shareholder Rights Plan, (1) there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of the Company or any of its Subsidiaries requiring them to issue or sell any shares or other securities of the Company or of any of its Subsidiaries, or any securities or obligations of any kind convertible into, exchangeable or exercisable for or otherwise carrying or evidencing the right or obligation to acquire, any securities of the Company (including Company Shares) or any of its Subsidiaries, and, there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of the Company or any of its Subsidiaries based upon the book value, income or any other attribute of the Company or any of its Subsidiaries, and (2) other than Hudbay pursuant to the Hudbay IRA, no Person is entitled to any pre-emptive or other similar right granted by the Company or any of its Subsidiaries. All Company Shares issuable upon the exercise of outstanding Options and RSUs will, when issued in accordance with their terms and the terms of their respective Incentive Plans, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. No options to purchase Company Shares or restricted share units have been granted outside of the Equity Incentive Plan, and no DSUs have been granted outside of the DSU Plan.

(ii) All outstanding Company Shares have been duly authorized and validly issued as fully-paid and non-assessable. All outstanding securities of the Company have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(iii) Schedule 3.1(g)(iii) of the Disclosure Letter sets forth, as of the date hereof, with respect to each outstanding Incentive Award (on a grant-by-grant basis), a true, correct and complete list of: (A) the name of the holder of the Incentive Award; (B) the date of grant; (C) the number of Company Shares, RSUs, or DSUs subject to the Incentive Award as of the date of grant; (D) the number of Incentive Awards that are vested; (E) the number of Incentive Awards that are unvested; (F) the exercise price per Incentive Award (if any); (G) the Tax-qualified status, if any, of such Incentive Award under any applicable Law with respect to Taxes (including whether it is an incentive stock option or non-statutory stock option); (H) the expiration date of the Incentive Award; (I) the employing or engaging entity of such holder; and (J) the country of residence of such holder.

(iv) There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any shares of any of its Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any Company Shares.

(v) There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries or any other agreements, arrangements, instruments or commitments of any kind giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with the holders of the Company Shares on any matters, except the Options and the RSUs.

(vi) No order ceasing or suspending trading in securities of the Company or prohibiting the sale of such securities has been issued and is outstanding against the Company or its directors, officers or promoters.

(vii) The Company has made available to Hudbay accurate and complete copies of all Incentive Plans and each form of award agreement thereunder (or if any individual agreements contain terms that materially deviate from such form, copies of such individual agreements). All Incentive Awards have been duly and validly authorized by the Board or a duly authorized committee thereof as of the applicable date of grant. The exercise price per share of each Option is at least equal to the fair market value of a Company Share on the date such Option was granted within the meaning of Section 409A and as determined in a manner consistent with the requirements of Section 409A, and the Company has not granted any stock options that are intended to comply with (rather than be exempt from) the provisions of Section 409A. No Incentive Awards have been retroactively granted or the exercise price of any Option determined retroactively in contravention of applicable Law. All Incentive Awards were granted in compliance in all material respects with applicable Securities Laws and the terms of the applicable Incentive Plan, and no compensatory equity awards have been granted by the Company outside of any of the Incentive Plans. The Company has the requisite authority under the terms of the applicable Incentive Plan, the applicable award agreements and any other applicable Contract to take the actions contemplated by Section 2.9 and the treatment of the Incentive Awards described in Section 2.9 shall, as of the Effective Date, be binding on the holders of such Incentive Awards purported to be covered thereby.

(h) Shareholder and Similar Agreements. Except for the Hudbay IRA, neither the Company nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement relating to ownership or voting of any issued and outstanding Company Shares or shares of any of the Company's Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any of its Subsidiaries. Except for the Shareholder Rights Plan, there is no shareholders' rights plan, "poison pill", anti-takeover plan or similar device in effect in respect of the Company's securities to which the Company or any of its Subsidiaries is subject, party or otherwise bound. Neither the "Separation Time", a "Flip-in Event" nor a "Share Acquisition Date" (as such terms are defined in the Shareholder Rights Plan) nor any event or occurrence described in Article 3 of the Shareholder Rights Plan has occurred nor shall occur or be deemed to have occurred, in each case, as a result of the execution, delivery or performance of this Agreement.

(i) Reporting Issuer Status.

(i) As of the date hereof, the Company is a reporting issuer not on the list of reporting issuers in default (or the equivalent) under applicable Securities Laws of all of the provinces and territories of Canada, except for Quebec, and is in material compliance with all Securities Laws applicable therein.

(ii) The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada, nor has the Company received notification from the Ontario Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada seeking to revoke the Company's reporting issuer status. No delisting of, suspension of trading in or cease trade order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Canadian Securities Authority has occurred, is in effect or ongoing or, to the knowledge of the Company, has been threatened in writing.

(iii) The Company Shares are not and are not required to be registered pursuant to section 12 of the U.S. Exchange Act and the Company is not required to file reports pursuant to sections 13(a) or 15(d) of the U.S. Exchange Act. The Company is (i) a foreign private issuer as defined in Rule 405 under the U.S. Securities Act, and (ii) is not registered or required to register as an investment company under the U.S. Investment Company Act.

(j) Reports. The Company has, since November 16, 2021, filed with all applicable Governmental Entities true and complete copies of the Company Public Documents that the Company is required to file in accordance with applicable Securities Laws. The Company Public Documents as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws. Any amendments to the Company Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. The Company has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings filed under applicable Securities Laws or with any Governmental Entity.

(k) Stock Exchange Matters.

(i) The Company Shares are listed on the TSX and the OTCQX Best Market and are not listed or quoted on any other market.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Company Shares on or from the TSX.

(l) Financial Statements.

(i) The audited consolidated financial statements for the Company as at and for the fiscal years ended December 31, 2024 and December 31, 2023, including the notes thereto, the reports by the Company's auditors thereon and related management's discussion and analysis, and all other financial statements of the Company which have been or are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date have been or, in the case of financial statements publicly disseminated after the date hereof will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the periods indicated therein and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There have been no material changes to the Company's accounting policies, except as described in the Company Public Documents, since December 31, 2024.

(ii) Except as disclosed in Schedule 3.1(l)(ii) of the Disclosure Letter, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(iii) The Company has established "disclosure controls and procedures" and "internal control over financial reporting" (each as defined in NI 52-109) to the extent required by NI 52-109 and Securities Laws, and, as of the date hereof, the Company does not have knowledge, and has not been advised by its auditors, of any "material weakness" (as defined in NI 52-109), in each case, except as disclosed in the Company Public Documents and that has since been remedied to the satisfaction of the Company's auditor.

(iv) The Company has: (A) designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its Subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others, particularly during the periods in which annual or interim filings are being prepared; and (B) designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(v) Since January 1, 2025, neither the Company nor any of its Subsidiaries nor, to the Company's knowledge, any Representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board.

(m) Auditors. The Company's auditors are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there is not now, and there has never been, any reportable event (as defined in NI 51-102) with respect to the present or any former auditor of the Company.

(n) Undisclosed Liabilities. Except as disclosed in Schedule 3.1(n) of the Disclosure Letter, the Company and its Subsidiaries, on a consolidated basis, have no material outstanding liabilities or obligations of any nature, whether or not accrued, contingent or absolute, except for: (i) liabilities and obligations that are specifically presented on the audited consolidated statements of financial position of the Company as of December 31, 2024 (the "Balance Sheet") or disclosed in the notes thereto; (ii) liabilities and obligations incurred in the ordinary course since December 31, 2024 or described in the Company Public Documents; or (iii) liabilities and obligations incurred in connection with the Arrangement and this Agreement (including transaction related expenses). Without limiting the foregoing, the Balance Sheet reflects reasonable reserves in accordance with IFRS for any future and contingent liabilities or obligations of the Company and its Subsidiaries, including but not limited to any future or contingent liabilities relating to pending litigation and any future or contingent liabilities resulting from any previously-completed transactions.

(o) Interest in Properties, Mineral Rights and Water Rights.

(i) The Company holds a leasehold interest in a residential property in Casa Grande, Arizona, and an office property in Tempe, Arizona, neither of which is material to the Company and its Subsidiaries taken as a whole. True and correct copies of such leases have been made available to Hudbay. Neither the Company nor any Subsidiary hold any other leasehold interest in any other property (other than any mineral exploration permits and special land use permits issued by the ASLD).

(ii) Schedule 3.1(o)(ii) of the Disclosure Letter discloses, as of the date of this Agreement: (A) all real property owned (or co-owned) by the Company's and its Subsidiaries (collectively, the "Property"); (B) all of the Company's and its Subsidiaries' Mineral Rights; and (C) all of the Company's and its Subsidiaries' Water Rights (collectively, the "Company Mineral Interests").

(iii) Except as disclosed in Schedule 3.1(o)(iii) of the Disclosure Letter, the Company or one of its Subsidiaries is the sole holder of record of, and is the sole registered and beneficial owner of, and has good and marketable title to, or a valid leasehold interest in, the Company Mineral Interests, free and clear of any material title defects or Liens other than Company Permitted Liens.

(iv) The Company and its Subsidiaries are in material compliance with all terms and conditions of their respective ASLD leases, permits and rights-of-way. All rentals, royalties, and fees payable by the Company and its Subsidiaries to the ASLD have been paid in full, and all such leases, permits, and rights-of-way are unexpired and remain in full force and effect. There are no pending or threatened cancellation proceedings or notices of default from the ASLD with respect to the Property. All reclamation bonds, letters of credit, or other financial assurances required by the ASLD or the Arizona Mined Land Reclamation Act with respect to the Property are in full force and effect. Such assurances are sufficient to cover 100% of the costs of all uncompleted reclamation work as estimated by the Company and accepted by the Arizona State Mine Inspector other than on state land where the reclamation bonds are specified in fixed amounts in accordance with the requirements of the ASLD.

(v) The Development Agreement (DA) and the Planned Area Development (PAD) zoning ordinance are valid, binding and in good standing, and the neither the Company or any of its Subsidiaries are in default under the DA, and no condition exists that with the passing of time or notice would constitute a default under the DA or PAD. There are no unperformed infrastructure obligations, including but not limited to: road construction, utility extensions, Water Rights dedications, or off-site mitigation requirements. All current Impact Fees and Development Fees required for the current stage of the PAD have been paid in full. The Company has not received any notice from any Governmental Entity challenging any provisions of the DA or seeking to amend the PAD in a manner that would restrict current or planned operations as contemplated by the Company Technical Report.

(vi) All of the unpatented mining claims comprising the Company Mineral Interests have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mining claims.

(vii) Except as disclosed in Schedule 3.1(o)(vii) of the Disclosure Letter, the Company Mineral Interests are in good standing under applicable Law and, to the knowledge of the Company, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(viii) The Company and its Subsidiaries have a public or private right of access to all Company Mineral Interests.

(ix) Except as disclosed in Schedule 3.1(o)(ix) of the Disclosure Letter, no Person other than the Company and its Subsidiaries has any interest in the Company Mineral Interests or the production or profits therefrom, and there are no royalties, streaming arrangements, net profits interests, production payments, offtake or similar arrangements or interests that burden the Company Mineral Interests, or any right to acquire any such interest from the Company or any of its Subsidiaries.

(x) Except as disclosed in Schedule 3.1(o)(x) of the Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the Company's or a Subsidiary's interest in the Company Mineral Interests.

(xi) Except as disclosed in Schedule 3.1(o)(xi) of the Disclosure Letter, there are no material restrictions on the ability of the Company and its Subsidiaries to use, transfer or exploit the Company Mineral Interests, except pursuant to applicable Law.

(xii) Neither the Company nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity or any Person of any revocation, expropriation, or challenge to ownership, adverse claim or intention to revoke, expropriate or challenge the interest of the Company or its Subsidiaries in any of the Company Mineral Interests and, to the knowledge of the Company, there is no intention or proposal to give such notice. There are no disputes regarding boundaries, easements, covenants or other matters relating to any of the Company Mineral Interests.

(xiii) Except as described in Schedule 3.1(o)(xiii) of the Disclosure Letter, the Company and its Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by the Company and its Subsidiaries, and mineral interests that are required as at the date of this Agreement to develop and operate the Company Mineral Interests in the manner contemplated by the Company Technical Report and no third party or group holds any such rights that would be required by the Company to develop the Company Mineral Interests.

(xiv) No mines and mineral properties currently or formerly owned by the Company or any of its Subsidiaries have been abandoned by the Company or any of its Subsidiaries.

(xv) With respect to the Company Mineral Interests, true and correct copies of all deeds of title, title insurance policies, title opinions, underlying title documents, surveys, leases, subleases, purchase and sale agreements, mortgages, licenses and any amendments thereto in digital format and in the possession or control of the Company or its Subsidiaries as of the date of this Agreement have been made available to Hudbay.

(xvi) The Company has made available to Hudbay full and complete copies of all material exploration information and data within its possession or control relating to the Company Technical Report, including all material geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and the Company Technical Report has been filed on SEDAR+ and the Company or one of its Subsidiaries has the sole right, title and ownership of, or the right to use or possess, all such information, data, reports and studies.

(xvii) All work and activities carried out on the Company Mineral Interests by the Company or one of its Subsidiaries or, to the knowledge of the Company, by any other Person appointed by the Company have been carried out in all material respects in accordance with good mining industry practice and standards and in compliance in all material respects with all applicable Laws, and neither the Company, nor, to the knowledge of the Company, any other Person, has received any notice of any material breach of any such applicable Laws.

(xviii) The execution, delivery and performance of this Agreement by the Company will not violate, conflict with or result in a violation or breach of any provision of, or require a consent, approval or notice under or constitute a default under or result in a right of termination under or with respect to any Company Mineral Interests.

(xix) There have been no incidents of material non-compliance with any safety legislation in connection with operations or activities at the Company's or any of its Subsidiaries' mine sites in the five (5) years preceding the date of this Agreement, including but not limited to the Mine Safety and Health Administration and the Occupational Safety and Health Administration and any state or local Laws.

(xx) Neither the Company, nor any of its Subsidiaries, nor any Person owned or controlled by the Company or any of the Company's Subsidiaries, nor to the knowledge of the Company, any Person which owns or controls the Company or any of its Subsidiaries, has been notified by any Governmental Entity, that the Company or any of its Subsidiaries is: (A) ineligible to receive any Authorization or amendment to an Authorization that is required to develop and operate the Company Mineral Interests in the manner contemplated by the Company Technical Report; or (B) under investigation to determine whether their eligibility to receive such permits should be revoked.

(p) Mineral Reserves and Resources; Scientific and Technical Information. The Properties described in the Company Technical Report are the only properties material to the Company for the purpose of NI 43-101. The estimates of mineral resources and mineral reserves for mineral properties for the Company or its Subsidiaries, as set forth in the Company Technical Report were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and disclosed in all material respects, in accordance with applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material with respect to such properties, from the amounts most recently set forth in the Company Technical Report. The information provided by the Company and its Subsidiaries to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was accurate and complete as of the time such information was provided and none of such information contained any Misrepresentation as of the time such information was provided. The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no material change of which the Company is aware that would materially disaffirm or materially change any aspect of any of the Company Technical Report or that would require the filing of a new technical report under NI 43-101.

(q) Operational Matters.

(i) All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company or its Subsidiaries, have been, in all material respects: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof.

(ii) All costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Company or any of its Subsidiaries is directly or indirectly bound have been paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course or expenses of nominal amounts.

(r) Personal Property. The Company and its Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, all personal property that is, individually or in the aggregate, material to the operation of the Company's business as currently conducted, free and clear of any Liens (other than Company Permitted Liens).  All such material tangible personal property is in good operating condition and repair, subject to ordinary wear and tear, and is suitable for its current use.

(s) Employment Matters.

(i) Schedule 3.1(s)(i) of the Disclosure Letter sets forth a complete list of all of the employees of the Company and its Subsidiaries, as at the date hereof, together with each of their legal employing entity, job position or title, work locations (city and state or province), date of hire, full-time or part-time, exempt or non-exempt status (as applicable), base salary or hourly rate of pay, commissions or bonuses, bonus paid for the most recently completed year, accrued vacation time, leave of absence status (and if on leave, the type of leave, start date of leave and expected date of return) and visa (including type and end dates).

(ii) Schedule 3.1(s)(ii) of the Disclosure Letter sets forth a complete list of all other Company Service Providers not included on Schedule 3.1(s)(i), as at the date hereof, together with each of their (as applicable) legal engaging entity, type of relationship, title or description of services, work location/location of individual, service date, current fees and if there is a written contract for the work to be performed.

(iii) Except as disclosed in Schedule 3.1(s)(iii) of the Disclosure Letter, there are no written Contracts (including any agreement with respect to termination, notice or severance and any restrictive covenants or assignment of intellectual property agreements) between the Company or any of its Subsidiaries and any Company Service Providers.

(iv) Neither the Company nor any of its Subsidiaries is (A) a party to, or bound by, any collective bargaining agreement or memorandum of understanding, or (B) subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns. To the knowledge of the Company, no labour strike, lock-out, slowdown, employee grievance process, picketing, hand billing or other work stoppage is pending or threatened, nor have there been any in the past three years, against or directly affecting the Company or any of its Subsidiaries. There are no employee associations, voluntary recognized or certified unions authorized to represent any of the employees of the Company or any of its Subsidiaries.

(v) All liabilities in respect of the Company Service Providers have or shall have been paid or in all material respects accrued (and accurately reflected in the books and records of the Company and its Subsidiaries) to the Effective Date, including salary, wages, bonuses, commissions, vacation pay, sick days, premium contributions, remittances and assessments for employment insurance, employer health tax, Canada Pension Plan, income tax, workers' compensation and any other employment-related legislation.

(vi) The Company and its Subsidiaries are in material compliance with all terms and conditions of employment Contracts and all applicable Laws relating to employment or termination of employment, including pay equity, employment standards, human rights, employer health tax, workplace safety and insurance and occupational health and safety, and have been in material compliance with all such Laws for the past three years.

(vii) There are no material employment-related claims, complaints, charges, grievances, investigations or orders under all applicable Laws respecting employment or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(viii) Each of the Company and its Subsidiaries has properly characterized retained individuals currently and for the past three years, as either employees or independent contractors for the purposes of Taxes and other applicable Laws and none of them has received any notice from any individual or Government Entity disputing such classification during the last three years.

(ix) The Company and its Subsidiaries have investigated and addressed all allegations of psychological or sexual harassment or sexual misconduct, or any discrimination, retaliation or material policy violation of which any of them is aware in respect of Company Service Providers. The Company and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and to the knowledge of the Company there are no allegations against Company Service Providers that, if known to the public, would bring the Company and its Subsidiaries into material disrepute.

(x) To the knowledge of the Company, no current or former Company Service Provider is in any material respect in violation of any nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or similar obligation: (i) to the Company or its Subsidiaries or (ii) with respect to current Company Service Providers, to a former employer of any such individual relating (A) to the right of any such individual to be employed or engaged by the Company of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

(xi) In the past three years, neither the Company nor its Subsidiaries have implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, or any similar state or local Law.

(t) Absence of Certain Changes or Events:

Except as disclosed in Schedule 3.1(t) of the Disclosure Letter and/or, as disclosed in the Company Public Documents, since December 31, 2024:

(i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course taking into account the nature of the Company's and its Subsidiaries' stage of development;

(ii) there has not been any change, effect, event, state of facts, circumstance or occurrence which has had or is reasonably likely to give rise to a Company Material Adverse Effect as of the date hereof;

(iii) there has not been any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(iv) there has not been any acquisition or disposition (including any reconveyance) by the Company or any of its Subsidiaries of any material property or assets, other than, for certainty, inventory in the ordinary course, and no action has been taken in respect thereof;

(v) there has not been: (A) any increase in or commitment to increase the salary, base pay, incentive compensation, or other remuneration payable or to become payable or the benefits provided to any Company Service Providers, except for changes made in the ordinary course; (B) any grant of severance, retention, change in control or termination payments or benefits (or any increase thereof) to, or payment, loan, or advancement of any amount to, any Company Service Provider, except as made in the ordinary course; (C) except as required by applicable Law or in the ordinary course, any establishment, adoption, termination, amendment or other modification of any Company Benefit Plan (or any plan, program, policy, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof); or (D) any action to accelerate the vesting, lapsing of restrictions or timing of payment, or to fund or in any other way secure the payment, in respect of any award or benefit provided pursuant to any Company Benefit Plan;

(vi) the Company and its Subsidiaries have not removed or received a notice of resignation from any auditor or director, or terminated any officer or senior Company Service Provider;

(vii) there has not been any redemption, repurchase or other acquisition of Company Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Company Shares;

(viii) there has not been a material change in the level of accounts receivable or payable, inventories or employees of the Company or its Subsidiaries, other than those changes in the ordinary course;

(ix) there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course;

(x) there has not been any incurrence, assumption or guarantee by the Company or its Subsidiaries of any material indebtedness, any creation or assumption by the Company or its Subsidiaries of any Lien on any material assets or any making by the Company or its Subsidiaries of any loan, advance or capital contribution to or investment in any other person other than a wholly-owned Subsidiary of the Company;

(xi) there has not been any satisfaction or settlement of any material claims or material liabilities, other than the settlement of claims or liabilities incurred in the ordinary course; and

(xii) there has not been any material write-down by the Company of the value of any of its assets.

(u) Litigation.

(i) Except as disclosed in the Company Public Documents, there are no claims, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, the business of the Company or any of its Subsidiaries or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would be material to the Company and its Subsidiaries taken as a whole, nor to knowledge of the Company are there any events or circumstances which could reasonably be expected to give rise to any such material claim, action, proceeding or investigation. Neither the Company nor any of its Subsidiaries has been subject to any outstanding order, judgements, writ, injunction or decree.

(ii) There is no bankruptcy, liquidation, winding-up or other similar proceeding in progress or pending or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity.

(v) Intellectual Property. The Company and its Subsidiaries have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and (i) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by any Person challenging the rights of the Company or its Subsidiaries in or to any intellectual property which is used for the conduct of the business of the Company and its Subsidiaries as currently carried on as set forth in the Company Public Documents, and (ii) to the knowledge of the Company, the conduct of the business as currently carried on as set forth in the Company Public Documents, including the use of Intellectual Property, does not infringe upon the Intellectual Property of any Person in any material respect. To the knowledge of the Company, no Person is currently infringing upon any of the Intellectual Property owned by the Company or its Subsidiaries in any material respect.

(w) Indigenous Claims. There are no material claims or actions with respect to Indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the Property. To the knowledge of the Company, there are no land entitlement claims having been asserted or any legal actions relating to Indigenous rights having been instituted with respect to the Property, and no dispute in respect of the Property with any Indigenous group exists or, to the knowledge of the Company, is threatened or imminent.

(x) Community Relations. To the knowledge of the Company, no representative of any community in the vicinity of any of the Properties has communicated in writing or otherwise to the Company or any of its Subsidiaries a requirement that (i) the consent of such community be obtained as a condition to the development of the Company Mineral Interests in the manner contemplated in the Company Technical Report or (ii) a community development or social framework or similar agreement, whether or not involving compensation payments, mitigation or otherwise, is necessary to gain the community's support for the development of the Company Mineral Interests in the manner contemplated in the Company Technical Report.  No material dispute exists or is threatened in writing between community groups (including Indigenous tribes and non-governmental organizations) and the Company or its Subsidiaries with respect to the development of the Company Mineral Interests in the manner contemplated in the Company Technical Report.

(y) Taxes.

(i) Each of the Company and its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are true, complete and correct in all material respects.

(ii) Each of the Company and its Subsidiaries has paid on a timely basis all material Taxes which are due and payable by it on or before the date hereof (including instalments), other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company in accordance with IFRS. Each of the Company and its Subsidiaries has provided accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course.

(iii) No material deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company, nor any of its Subsidiaries, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective assets.

(iv) No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company, or any of its Subsidiaries, is or may be subject to material Tax by that jurisdiction or is or may be required to file a Tax Return in that jurisdiction.

(v) Each of the Company and its Subsidiaries has duly and timely collected all material amounts on account of any sales, use or transfer Taxes, including goods and services and value-added, harmonized sales, provincial and territorial taxes and state and local taxes, required by applicable Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by applicable Law to be remitted by it.

(vi) Neither the Company nor its Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that could, in and of itself, require a material amount of income to be included in the income of the Company or its Subsidiaries for any period ending after the Effective Date.

(vii) There are no Liens with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries (other than Company Permitted Liens).

(viii) Each of the Company and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by applicable Law to do so.

(ix) There are no outstanding agreements, arrangements, elections, waivers or objections extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.

(x) The Company and each of its Subsidiaries has made available to Hudbay true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods ending after December 31, 2021.

(xi) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any Tax sharing, allocation, indemnification or similar agreement or arrangement (in each case, other than pursuant to commercial agreements or arrangements, the subject matter of which is not primarily Taxes, entered into in the ordinary course).

(xii) None of the Company or any of its Subsidiaries has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person with whom the Company or any of its Subsidiaries, as the case may be, was not dealing at arm's length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has the Company or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act.

(xiii) The Company and its Subsidiaries have complied in material respects with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and section 482 of the U.S. Tax Code.

(xiv) There are no circumstances existing which could result in the material application of section 17, 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries. Except as in accordance with past practices, neither the Company nor any of its Subsidiaries has claimed nor will it claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if, as a result, any material amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Date.

(xv) All mineral exploration tax credits, research and development investment tax credits and other tax credits ("ITCs") claimed by the Company or any of its Subsidiaries were claimed in material accordance with the Tax Act, U.S. Tax Code or any other applicable Law.

(xvi) Neither the Company nor any of its Subsidiaries has (i) undertaken, participated in, entered into or been contractually obligated to enter into a "reportable transaction" or "notifiable transaction" (each as defined in the Tax Act), or (ii) had any "reportable uncertain tax treatment" (as defined in the Tax Act).

(xvii) Neither the Company or any of its Subsidiaries has issued shares that are, or were intended to be, "flow-through shares" for purposes of the Tax Act.

(xviii) For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (i) the Company is resident in, and is not a non-resident of, Canada, and is a "taxable Canadian Corporation" and (ii) each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country and if resident in Canada and is a corporation, is a "taxable Canadian corporation".

(xix) Neither the Company nor any of its Subsidiaries has requested any private letter rulings or comparable rulings from any Governmental Entity or has entered into any "closing agreement" as described in section 7121 of the U.S. Tax Code or comparable agreements under non-U.S., U.S., state or local Tax law.

(xx) None of the Company or any of its Subsidiaries (A) has been a member of any affiliated, combined, unitary, or other similar group filing a consolidated, combined, unitary, or other Tax Return (other than any such group of which Company or a Subsidiary is the common parent) for any taxable year for which the assessment of Taxes has not expired pursuant to the relevant statute of limitations; or (B) has any liability under U.S. Treasury Regulations section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or liability as a successor or transferee, or by contract, for Taxes of any person other than the Company or its Subsidiaries, excluding any agreement or arrangement where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification.

(xxi) None of the Company or any of its Subsidiaries has participated in a "listed transaction" within the meaning of U.S. Treasury Regulations section 1.6011-4(b)(2).

(xxii) None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for the taxable period (or portion thereof) ending after the Effective Date as a result of any: (A) change in a method of accounting (including adjustments pursuant to section 481 of the U.S. Tax Code) for a taxable period ending on or prior to the Effective Date; (B) election under section 108(i) of the U.S. Tax Code or comparable provisions of state or local U.S. Law with respect to the discharge of any indebtedness on or prior to the Effective Date; (C) an improper method of accounting, installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, or the cash method of accounting with respect to a transaction that occurred on or prior to the Effective Date; or (D) deferred revenue or prepaid amount received on or prior to the Effective Date.

(xxiii) The Company and each of its Subsidiaries has (A) filed or caused to be filed with the appropriate Governmental Entity all reports required to be filed with respect to any material unclaimed property and has remitted to the appropriate Governmental Entity all material unclaimed property required to be remitted, and (B) delivered or paid all material unclaimed property to its original or proper recipient. No material asset or property, or material amount of assets or properties, of the Company or any of its Subsidiaries is escheatable to any Governmental Entity under any applicable Law, including uncashed checks to vendors, patients or employees, non-refunded over payments, credits, unused gift certificates or unused prepaid accounts.

(xxiv) (A) The Company is not a "surrogate foreign corporation" within the meaning of section 7874(a)(2)(B) of the U.S. Tax Code or treated as a domestic corporation pursuant to section 7874(b) of the U.S. Tax Code or section 897(i) of the U.S. Tax Code; and (B) no Subsidiary of the Company is an "expatriated entity" within the meaning of section 7874(a)(2)(A) of the U.S. Tax Code.

(xxv) (A) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Arrangement from qualifying as a "reorganization" within the meaning of section 368(a) of the U.S. Tax Code and (B) the Company is not aware of any agreement, plan or other circumstance that would prevent the Arrangement from qualifying as a "reorganization" within the meaning of section 368(a) of the U.S. Tax Code.

(z) Books and Records. The corporate records and minute books of the Company since November 16, 2021 have been made available to Hudbay, except for minutes relating to the Arrangement or this Agreement, and the corporate records and minute books of the Company have been maintained in accordance with all applicable Laws in all material respects, and the minute books of the Company are complete and accurate in all material respects and contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of the Company and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS; (B) are stated in reasonable detail and accurately and fairly reflect, in all material respects, the transactions and dispositions of assets of the Company and each of its Subsidiaries; and (C) accurately and fairly reflect, in all material respects, the basis for the Company's consolidated financial statements.

(aa) Insurance.

(i) As of the date hereof, the Company and its Subsidiaries have in place the insurance policies disclosed in Schedule 3.1(aa) of the Disclosure Letter. Each such insurance policy is in full force and effect. Furthermore, since December 31, 2024 through the date of this Agreement, (i) the Company and its Subsidiaries have not received any written or, to the knowledge of the Company, oral notice of cancellation or non-renewal of any such policy or arrangement, other than in connection with the normal renewal process, nor is the termination of any such policies, to the knowledge of the Company, threatened, and (ii) to the knowledge of the Company, there is no material claim pending under any of such policies or arrangements as to which coverage has been denied or disputed by the underwriters of such policies or arrangements. The assets of the Company and its Subsidiaries and its businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses.

(ii) The Company and its Subsidiaries are not in material default with respect to their obligations under any of its insurance policies currently in effect.

(bb) Non-Arm's Length Transactions. Other than employment, indemnification or compensation agreements entered into in the ordinary course, and other than this Agreement, there are no current Contracts or other transactions currently in place (including relating to indebtedness by or to the Company or its Subsidiaries) between the Company or its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) any holder of record or, to the knowledge of the Company, beneficial owner of five percent or more of the voting securities of the Company, or (iii) to the knowledge of the Company, any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(cc) Company Benefit Plans.

(i) Schedule 3.1(cc)(i) of the Disclosure Letter contains a true and complete list of all material Company Benefit Plans. The Company has made available to Hudbay accurate and complete copies of each of the following documents with respect to each material Company Benefit Plan, as applicable: (A) a copy of such Company Benefit Plan text (including all amendments thereto), or if not written, a written description of the material terms thereof; (B) the most recent annual report or filing if any, with accompanying schedules filed with any Governmental Entity; (C) the most recent summary plan description or employee booklet, together with any summary of material modifications thereto; (D) the trust, insurance policy or other funding Contract (including all amendments thereto); (E) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto; (F) the most recent determination letter or opinion letter received from the U.S. Internal Revenue Service with respect to each Company Benefit Plan that is intended to be qualified under section 401(a) of the U.S. Tax Code; and (G) any material or other non-routine correspondence to or from any Governmental Entity within the last six (6) calendar years. The Company has not made any plan or commitment to create any additional material Company Benefit Plan or materially modify or change any existing material Company Benefit Plan, except as may be required to comply with applicable Law.

(ii) No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate sponsors, maintains, contributes to, is required to contribute to or otherwise has any obligations or incurred any liability, whether actual or contingent, with respect to:

(A) any "registered pension plan", "multi-employer plan", "retirement compensation arrangement", "deferred profit sharing plan", or "salary deferral arrangement", as each such term is defined in the Tax Act, or any employee benefit plan that is subject to Title IV of ERISA or section 412 of the U.S. Tax Code (including any "defined benefit plan" within the meaning of section 3(35) of ERISA);

(B) any "multi-employer plan" as such term is defined in section 3(37) or 4001(a)(3) of ERISA;

(C) any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of section 4063 of ERISA;

(D) any multiple employer welfare arrangement within the meaning of section 3(40) of ERISA;

(E) any plan that provides for health and welfare benefits which are not fully-insured; or

(F) any plan that provides for retiree or post-termination benefits to Company Service Providers or former Company Service Providers or beneficiaries or dependents thereof (other than as required by applicable Laws).

(iii) Except as would not reasonably be expected to result in any material liability to the Company: (A) each Company Benefit Plan is, and has been established, registered, amended, funded, maintained, operated, communicated, administered and invested in accordance with its terms, all applicable Laws and all relevant employment agreements; (B) all employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Company Benefit Plan, as of the date hereof, have been paid or remitted in a timely fashion in accordance with its terms, all applicable Laws and all relevant employment agreements; and (C) all obligations in respect of each Company Benefit Plan have been properly accrued and reflected in the Company's financial statements. Except as would not reasonably be expected to incur any material liability, no non-exempt "prohibited transaction" (within the meaning of section 4975 of the U.S. Tax Code and section 406 of ERISA) has occurred or is reasonably expected to occur with respect to any Company Benefit Plan, and no breach of fiduciary duty has occurred in connection with the administration or investment of the assets of any Company Benefit Plan in connection with which the Company or, to the knowledge of the Company, a third-party plan fiduciary.

(iv) Each Company Benefit Plan intended to be "qualified" within the meaning of section 401(a) of the U.S. Tax Code has received a favorable determination letter or opinion letter from the U.S. Internal Revenue Service, on which it can currently rely, as to its qualification and, to the knowledge of the Company as of the date of this Agreement, no event has occurred that would reasonably be expected to adversely affect the qualification of such Company Benefit Plan.

(v) To the knowledge of the Company, there are no actions, demands, suits, litigation, arbitration, investigations, audits, examinations, charges complaints, challenges, inquiries, reviews, controversies or other proceedings, whether civil or criminal, at Law or in equity, by or before any Governmental Entity, or material claims (other than routine claims for payment of benefits) pending or threatened involving any Company Benefit Plan or its assets, and, to the knowledge of the Company, no facts exist which would reasonably be expected to give rise to such proceedings or material claims (other than routine claims for payment of benefits).

(vi) There has been no material amendment to, or announcement by the Company or any of its Subsidiaries relating to, any material Company Benefit Plan.

(vii) Except as disclosed in Schedule 3.1(cc)(vii) of the Disclosure Letter, neither the execution of this Agreement, nor the consummation of the Arrangement (whether alone or in conjunction with any subsequent events) could result in: (A) any Company Service Providers receiving or becoming entitled to receive any termination or severance pay or any increase in termination or severance pay upon any termination of employment or such Person's engagement after the date hereof; (B) acceleration of the time of payment or vesting, forgiveness of indebtedness, or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans or otherwise; or (C) limiting or restricting the right of the Company or, after the consummation of the Arrangement, Hudbay to merge, amend or terminate any of the Company Benefit Plans.

(viii) Neither the execution and delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or together with any other event(s)) will result in any payment or benefit with respect to any "disqualified individual" (as defined in section 280G of the U.S. Tax Code and the regulations thereunder) that could be characterized as an "excess parachute payment" within the meaning of section 280G(b)(1) of the U.S. Tax Code.

(ix) Each Company Benefit Plan that constitutes in any part a "nonqualified deferred compensation plan" (within the meaning of Section 409A) has been, in all material respects, operated and maintained in operational and documentary compliance with the requirements of Section 409A. No Company Benefit Plan provides, and neither the Company nor any Subsidiary has any obligation to provide, any gross-up or similar payment or reimbursement of Taxes under section 4999 or 409A of the U.S. Tax Code.

(x) There is no entity other than the Company or its Subsidiaries participating in any Company Benefit Plan.

(xi) All data necessary to administer each Company Benefit Plan is in the possession of the Company or its Subsidiaries or its agents and is in a form which is sufficient for the proper administration of the Company Benefit Plan in accordance with its terms and all applicable Laws and such data is, in all material respects, complete and correct.

(dd) Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Company Material Adverse Effect and except as disclosed in Schedule 3.1(dd) of the Disclosure Letter or in the Company Public Documents:

(i) since November 16, 2021, and to the knowledge of the Company, prior to November 16, 2021, all facilities and operations of the Company and its Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(ii) the Company and its Subsidiaries are in possession of, and, since November 16, 2021, and to the knowledge of the Company, prior to November 16, 2021, in compliance with, all Environmental Permits that are required to own, lease and operate the Company Mineral Interests and to conduct their respective business as they have been and are now being conducted and the Company is not aware of any reason any Environmental Permit required for the development and operation of the Company Mineral Interests as contemplated by the Company Technical Report would not be granted, as applicable;

(iii) no Environmental Liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of the Company and its Subsidiaries and, to the knowledge of the Company, there is no basis for any such Environmental Liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv) neither the Company nor any of its Subsidiaries is subject to or has received notice of any proceeding, claim, application, order or directive from any Governmental Entity or third party which relates to environmental matters, and which may require any material work, repairs, construction or expenditures;

(v) to the knowledge of the Company, there are no changes in the status, terms or conditions of any Environmental Permits held by the Company or its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of the Company or its Subsidiaries following the Effective Date;

(vi) the Company has made available to Hudbay all material audits, assessments, investigation reports, studies, plans, and regulatory correspondence with respect to environmental matters relating to the Company and its Subsidiaries;

(vii) to the knowledge of the Company, there has been no Release of Hazardous Substances at or from the Property except in material compliance with Environmental Laws and, to the knowledge of the Company, there are no Hazardous Substances present in, on or under, or migrating through soil, surface water, or groundwater from the Property.

(ee) Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Company or any such Subsidiary, any acquisition of property by the Company or any such Subsidiary or the conduct of business by the Company or any such Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(ff) Material Contracts.

(i) The Company has made available to Hudbay true and complete copies of all Material Contracts to which the Company or any of its Subsidiaries is party or bound. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company (or a Subsidiary of the Company, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity).

(ii) The Company and each of its Subsidiaries have complied in all material respects with all the terms of the Material Contracts to which it is a party or bound. Neither the Company nor any of its Subsidiaries is in breach of, or default under, any Material Contract to which it is a party or bound, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a material breach or default, except in each case where any such breach or default would not, individually or in the aggregate, reasonably be expected to be, or result in, a Company Material Adverse Effect. As of the date hereof, the Company does not know of, nor has it received written notice of, any breach or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such breach or default would not, individually or in the aggregate, reasonably be expected to be, or result in, a Company Material Adverse Effect.

(iii) There exists no state of facts which, after notice or lapse of time or both, would trigger any pre-emptive rights or rights of first refusal under the Material Contracts, except for such pre-emptive rights or rights of first refusal which, if triggered, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received notice that any party to a Material Contract intends to cancel, terminate, materially modify or not renew such Material Contract.

(iv) Except as disclosed in Schedule 3.1(ff)(iv) of the Disclosure Letter, there exists no state of facts which could reasonably be expected to result in any break fees or similar payments being made to a Person in connection with project or equipment financing activities, in each case, that have been retained by the Company.

(gg) Whistleblower Reporting. To the knowledge of the Company, no employee, consultant or agent of the Company or any of its Subsidiaries nor any legal counsel representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of any applicable Laws, the Company's code of conduct or applicable anti-harassment Laws, breach of fiduciary duty or similar material violation by the Company or any of its Subsidiaries or their respective officers, directors, employees, agents or independent contractors to the Company's management, audit committee (or other committee designated for the purpose) of the Board.

(hh) Brokers. Except as disclosed in Schedule 3.1(hh) of the Disclosure Letter, none of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees on behalf of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. True and complete copies of the engagement letters between the Company and each of the Financial Advisor and the Independent Financial Advisor have been made available to Hudbay.

(ii) Government Assistance. No agreements, loans, other funding arrangements or assistance programs are outstanding in favour of the Company or any of its Subsidiaries from any Governmental Entity.

(jj) Corrupt Practices Legislation.

(i) Neither the Company, its Subsidiaries and affiliates, nor, to the Company's knowledge, any of their Representatives or other Persons acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of the Company or its Subsidiaries, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A) influencing any action or decision of such person in such person's official capacity, including a decision to fail to perform such person's official function in order to obtain or retain an advantage in the course of business;

(B) inducing such person to use such person's influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

(C) where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist the Company or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person, other than such actions which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) None of the Company, its Subsidiaries, nor, to the knowledge of the Company, any of their respective Representatives has taken any action that is inconsistent with or prohibited by or would cause the Company or one of its Subsidiaries to be in violation of the substantive prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977 or any Law of similar effect prohibiting corruption, bribery and money laundering in any jurisdiction in which it conducts its business and to which it is subject (collectively, "Anti-Corruption Laws") and all Contracts and arrangements between the Company or one of its Subsidiaries and any other Person are in compliance with Anti-Corruption Laws other than such actions which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since November 16, 2021, the Company and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iii) The Company and its Subsidiaries have maintained policies designed to provide for compliance with Anti-Corruption Laws.

(kk) Sanctions.

(i) Neither the Company, nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, employees or anyagents or persons acting on any of their behalf: (A) is a Restricted Party; or (B) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii) None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, employee or agent of the Company or any of its Subsidiaries is a Person that is, or is owned or controlled by Persons that are: (A) the subject/target of any Sanctions, or (B) located, organized or resident in a country or territory that is the subject of Sanctions, including Russia, Crimea, Cuba, Iran, North Korea, and Syria.

(iii) The Company, its Subsidiaries and their respective directors, officers and employees and, to the knowledge of the Company, the agents of the Company and its Subsidiaries are in compliance with all applicable Sanctions in all material respects. The Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with applicable Sanctions.

(iv) The Company represents and covenants that for the past five years, neither the Company nor any of its Subsidiaries has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, in violation of Sanctions.

(ll) Standstills. None of the Company, its Subsidiaries or any of their respective Representatives has waived any confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party.

(mm) Fairness Opinions. The Board has received the Fairness Opinions, true and complete copies of which has been or will be provided to Hudbay and such Fairness Opinions have not been withdrawn or modified as of the date hereof. The Company has been authorized by the Financial Advisor and the Independent Financial Advisor to include copies of the Fairness Opinions and references thereto in the Circular.

(nn) No "Collateral Benefit". Other than George Ogilvie, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(oo) TID U.S. Business. The Company does not: (a) produce, design, test, manufacture, fabricate or develop one or more critical technologies, as defined at 31 C.F.R. § 800.215; (b) perform any of the functions set forth in column 2 of Appendix A to 31 C.F.R. part 800 with respect to covered investment critical infrastructure, as defined at 31 C.F.R. § 800.212; or (c) maintain or collect, directly or indirectly, sensitive personal data, as defined at 31 C.F.R. § 800.241, of U.S. citizens.

3.2 Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF HUDBAY

4.1 Representations and Warranties

Hudbay hereby represents and warrants to the Company as follows, and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Organization and Qualification. Hudbay and each of the Hudbay Material Subsidiaries and their holding companies is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has the requisite power and authority to own its assets and conduct its business as now owned and conducted. Hudbay and each of the Hudbay Material Subsidiaries and their holding companies is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Hudbay Material Adverse Effect. True and complete copies of the constating documents of Hudbay have been delivered to the Company, and no action has been taken to amend or supersede such documents.

(b) Authority Relative to this Agreement. Hudbay has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Hudbay and the agreements and other documents to be entered into by it hereunder and the performance by Hudbay of its obligations hereunder and thereunder have been duly authorized by the Hudbay Board and no other corporate proceedings on the part of Hudbay are necessary to authorize this Agreement and the agreements and other documents to be entered into by Hudbay hereunder or the consummation of the Arrangement. This Agreement has been duly executed and delivered by Hudbay and constitutes a valid and binding obligation of Hudbay, enforceable by the Company against Hudbay in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c) No Conflict; Required Filings and Consent.

(i) The execution and delivery by Hudbay of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(A) violate, conflict with or result in a breach of:

(1) the constating documents of Hudbay or those of any of its Subsidiaries;

(2) any material Contract or Authorization to which Hudbay or any of its Subsidiaries is a party or by which Hudbay or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect; or

(3) any Law to which Hudbay or its Subsidiaries is subject or by which Hudbay or its Subsidiaries is bound, subject to receipt of the Regulatory Approvals and except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect;

(B) give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Hudbay is entitled, under any Contract or Authorization to which Hudbay or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect; or

(C) give rise to any rights of first refusal or rights of first offer, trigger any change in control provisions or any restriction or limitation under any Contract or Authorization, or result in the imposition of any Lien (other than a Hudbay Permitted Lien) upon any of Hudbay's assets or the assets of any of the its Subsidiaries, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect.

(ii) Other than the Regulatory Approvals, the rules of and policies of the TSX and the NYSE, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of Hudbay or any of its Subsidiaries to proceed with the execution and delivery of this Agreement, the consummation by Hudbay of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect.

(d) Subsidiaries.

(i) Other than in respect of the Copper World LLC joint venture, no Hudbay Material Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to Hudbay, from making any other distribution on such Subsidiary's shares to Hudbay, or from repaying to Hudbay any loans or advances to such.

(ii) Hudbay beneficially owns, directly or indirectly, all of the issued and outstanding securities of each Hudbay Material Subsidiary and each of their holding companies (other than Copper World LLC, of which Hudbay beneficially owns, directly or indirectly, 70% of the issued and outstanding securities) and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) to acquire any issued or unissued securities or other ownership interests in any Hudbay Material Subsidiary or in any of their holding companies.

(iii) All of the outstanding shares or other equity securities in the capital of each Hudbay Material Subsidiary are: (A) validly issued, fully-paid and non-assessable (and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights) and all such shares or other equity interests are owned free and clear of all Liens (other than Hudbay Permitted Liens); and (B) other in respect of the Copper World LLC joint venture, are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares or other equity interests.

(e) Compliance with Laws and Constating Documents.

(i) Each of Hudbay and the Hudbay Material Subsidiaries and their holding companies: (A) in all material respects, has conducted its business in compliance with, and is conducting its business in compliance with, all applicable Laws in each jurisdiction in which it conducts business; and (B) in all material respects, is not in default of any filings with, or payment of any licence, registration or qualification fee owing to, any Governmental Entity under the Laws of any jurisdiction in which it conducts business.

(ii) None of Hudbay or any of the Hudbay Material Subsidiaries or their holding companies is in conflict with, or in default (including cross defaults) under or in violation of: (A) its articles or by-laws or equivalent organizational documents; or (B) any Laws, Authorization or Contracts to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Hudbay Material Adverse Effect.

(f) Hudbay Authorizations.

(i) Hudbay and its Subsidiaries have obtained all material Authorizations necessary for the ownership, operation, development, maintenance, or use of the assets of Hudbay and its Subsidiaries or otherwise in connection with carrying on the business and operations of Hudbay and its Subsidiaries as they are currently conducted in compliance in all material respects with all applicable Laws. Such Authorizations are in full force and effect in accordance with their terms. Hudbay and its Subsidiaries have, since March 31, 2021, fully complied with and are in compliance with all such Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not be material to Hudbay as a whole. There is no material action, investigation or proceeding pending or, to the knowledge of the Hudbay, threatened against Hudbay or any of its Subsidiaries regarding any such Authorizations. None of Hudbay, any of its Subsidiaries or any of their respective officers or directors, has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke, refuse to renew or to materially amend any of such Authorizations, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, be material to Hudbay and its Subsidiaries taken as a whole and, to the knowledge of Hudbay, all such Authorizations continue to be effective in order for Hudbay and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted in all material respects.

(g) Capitalization and Listing.

(i) The authorized share capital of Hudbay consists of an unlimited number of Hudbay Shares and an unlimited number of preference shares. As at the date hereof, there are: (A) 396,879,362 Hudbay Shares validly issued and outstanding as fully-paid and non-assessable shares of Hudbay; (B) no preference shares issued and outstanding; (C) 1,645,314.9 outstanding restricted share units providing for the issuance of up to 1,645,314.9 Hudbay Shares upon the settlement thereof; (D) 1,957,057.4 outstanding performance share units providing for the issuance of up to 3,914,114.8 Hudbay Shares upon the settlement thereof; and (E) 2,654,184 outstanding share purchase options providing for the issuance of up to 2,654,184 Hudbay Shares upon the settlement thereof. Except for the securities referred to in this Section 4.1(g)(i), there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Hudbay or any of its Subsidiaries to issue or sell any shares or other securities of Hudbay or of any of its Subsidiaries, or any securities or obligations of any kind convertible into, exchangeable or exercisable for or otherwise carrying or evidencing the right or obligation to acquire any securities of Hudbay (including Hudbay Shares) or any of its Subsidiaries, and, except as disclosed in the Hudbay Public Documents there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Hudbay or any of its Subsidiaries based upon the book value, income or any other attribute of Hudbay or any of its Subsidiaries, and no Person is entitled to any pre-emptive or other similar right granted by Hudbay or any of its Subsidiaries.

(ii) There are no outstanding contractual obligations of Hudbay or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Hudbay Shares or any shares of any of its Subsidiaries.

(iii) All outstanding Hudbay Shares have been duly authorized and validly issued as fully-paid and non-assessable. All outstanding securities of Hudbay have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(iv) No order ceasing or suspending trading in securities of Hudbay or prohibiting the sale of such securities has been issued and is outstanding against Hudbay or, its directors, officers or promoters.

(v) There are no outstanding bonds, debentures or other evidences of indebtedness of Hudbay or any of its Subsidiaries or any other agreements, arrangements, instruments or commitments of any kind giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with the holders of the Hudbay Shares on any matters, except for the securities of Hudbay referred to in Section 4.1(g)(i).

(vi) All Consideration Shares will be issued in compliance with all applicable Securities Laws and, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully-paid and non-assessable Hudbay Shares, free and clear of all Liens (other than Liens created by the holders thereof on issuance).

(h) Shareholder and Similar Agreements. Neither Hudbay nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement relating to ownership or voting of any the issued and outstanding shares in the capital of Hudbay.

(i) Reporting Issuer Status.

(i) As of the date hereof, Hudbay is a reporting issuer not on the list of reporting issuers in default (or the equivalent) under applicable Securities Laws in each of the provinces and territories of Canada and is in material compliance with all applicable Securities Laws therein.

(ii) Hudbay has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has Hudbay received notification from the Ontario Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada seeking to revoke Hudbay's reporting issuer status. No delisting of, suspension of trading in or cease trade order with respect to any securities of Hudbay and, to the knowledge of Hudbay, no inquiry or investigation (formal or informal) of any Canadian Securities Authority has occurred, is in effect or ongoing or, to the knowledge of Hudbay, has been threatened in writing.

(iii) Hudbay is (A) a "foreign private issuer" as such term is defined in Rule 405 under the U.S. Securities Act, and (B) is not registered or required to register as an investment company under the U.S. Investment Company Act. As of the date hereof, the Hudbay Shares are registered under section 12(b) of the U.S. Exchange Act. and consequently Hudbay is a reporting issuer for purposes of U.S. Securities Laws. Hudbay has not taken any action to cease to be a reporting issuer in the United States nor has Hudbay received notification from the SEC seeking to revoke Hudbay's reporting issuer status. No delisting of, suspension of trading in or cease trading order with respect to any securities of Hudbay listed for trading on a U.S. stock exchange and, to the knowledge of Hudbay, no inquiry or investigation (formal or informal) of the SEC or NYSE has occurred, is in effect or ongoing or, to the knowledge of Hudbay, has been threatened in writing.

(j) Reports. Hudbay has, since March 31, 2021, filed with all applicable Governmental Entities true and complete copies of Hudbay Public Documents that Hudbay is required to file in accordance with applicable Securities Laws. The Hudbay Public Documents as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws. Any amendments to the Hudbay Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. Hudbay has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings filed under applicable Securities Laws or with any Governmental Entity.

(k) Stock Exchange Matters.

(i) The Hudbay Shares are listed on the TSX, the NYSE and BVL and are not listed or quoted on any market other than the TSX, the NYSE and BVL.

(ii) Hudbay is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX, the NYSE and BVL. Hudbay has not taken any action which would be reasonably expected to result in the delisting or suspension of the Hudbay Shares on or from the TSX, NYSE or BVL.

(l) Financial Statements.

(i) The audited consolidated financial statements of Hudbay as at and for each of the fiscal years ended on December 31, 2025 and 2024, including the notes thereto, the report by Hudbay's auditors thereon and related management's discussion and analysis, and all other financial statements of Hudbay which are publicly disseminated by Hudbay in respect of any subsequent periods prior to the Effective Date have been, or in the case of financial statements publicly disseminated after the date hereof will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Hudbay and its Subsidiaries as of the respective dates thereof and for the periods indicated therein and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There have been no material changes to Hudbay's accounting policies, except as described in the Hudbay Public Documents, since December 31, 2025.

(ii) Hudbay has established "disclosure controls and procedures" and "internal control over financial reporting" (each as defined in NI 52-109) to the extent required by NI 52-109 and Securities Laws, and, as of the date hereof, Hudbay does not have knowledge, and has not been advised by its auditors, of any "material weakness" (as defined in NI 52-109).

(iii) Hudbay has: (A) designed disclosure controls and procedures to provide reasonable assurance that material information relating to Hudbay and its Subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer of Hudbay by others, particularly during the periods in which annual or interim filings are being prepared; and (B) designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(iv) Since January 1, 2026, neither Hudbay nor any of its Subsidiaries nor, to Hudbay's knowledge, any Representative of Hudbay or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices or internal auditing controls of Hudbay or any of its Subsidiaries, including any complaint, allegation, assertion, or claim that Hudbay or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Hudbay Board.

(m) Auditors. There is not now, and there has never been, any reportable event (as defined in NI 51-102) with respect to the present or any former auditor of Hudbay.

(n) Undisclosed Liabilities. Neither Hudbay nor any of the Hudbay Material Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of Hudbay as of December 31, 2025 (the "Hudbay Balance Sheet") or disclosed in the notes thereto; or (ii) liabilities and obligations incurred in the ordinary course since December 31, 2025. Without limiting the foregoing, the Hudbay Balance Sheet reflects reasonable reserves in accordance with IFRS for any future and contingent liabilities or obligations of Hudbay and its Subsidiaries, including but not limited to any future or contingent liabilities relating to pending litigation and any contingent liabilities resulting from any previously-completed transactions.

(o) Interest in Properties and Mineral Rights.

(i) Hudbay or one of its Subsidiaries has good and marketable title to the Hudbay Mineral Interests and, other than as disclosed in the Hudbay Public Documents, is the sole legal and beneficial owner of all right, title and interest in and to the Hudbay Mineral Interests, free and clear of any material title defects or Liens (other than Hudbay Permitted Liens), other than Hudbay Mineral Interests as to which it is a lessee, in which case it owns a valid leasehold interest.

(ii) The Hudbay Mineral Interests are in good standing under applicable Law and, to the knowledge of Hudbay, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(iii) Except as disclosed in the Hudbay Public Documents, no Person other than Hudbay and its Subsidiaries has any interest in the Hudbay Mineral Interests or the production or profits therefrom or any royalty or similar interest in respect thereof or any right to acquire any such interest.

(iv) There are no material restrictions on the ability of Hudbay and its Subsidiaries to use, transfer or exploit the Hudbay Mineral Interests, except pursuant to the applicable Law and as disclosed in the Hudbay Public Documents.

(v) Hudbay and its Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by Hudbay and its Subsidiaries, and mineral interests that are required as at the date of this Agreement to conduct its current operations.

(p) Mineral Reserves and Resources; Scientific and Technical Information. The estimates of mineral resources and mineral reserves for mineral properties for Hudbay or its Subsidiaries, as set forth in the Hudbay Technical Reports were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and disclosed in all material respects, in accordance with applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material with respect to such properties, from the amounts most recently set forth in the Hudbay Technical Reports, with the exception of depletion in the ordinary course. The information provided by the Hudbay and its Subsidiaries to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was accurate and complete as of the time such information was provided and none of such information contained any Misrepresentation as of the time such information was provided. Hudbay is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no material change of which Hudbay is aware that would materially disaffirm or materially change any aspect of any of the Hudbay Technical Reports or that would require the filing of a new technical report under NI 43-101.

(q) Absence of Certain Changes or Events. Except as disclosed in the Hudbay Public Documents, since December 31, 2025:

(i) Hudbay and its Subsidiaries have conducted their respective businesses only in the ordinary course;

(ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by Hudbay or any of its Subsidiaries, whether or not covered by insurance;

(iii) other than the Arrangement or as expressly permitted by this Agreement, there has not been any acquisition or disposition (including any reconveyance) by Hudbay or any of its Subsidiaries of any material property or assets, other than, for certainty, inventory in the ordinary course, and no action has been taken in respect thereof;

(iv) there has not been any material write-down by Hudbay of the value of any of its material assets; and

(v) there has not been any change, effect, event, state of facts, circumstance or occurrence which has had or is reasonably likely to give rise to a Hudbay Material Adverse Effect as of the date hereof.

(r) Litigation.

(i) Except as disclosed in the Hudbay Public Documents, there are no claims, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Hudbay, threatened against Hudbay or its Subsidiaries, the business of Hudbay or its Subsidiaries or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Hudbay Material Adverse Effect, nor to knowledge of Hudbay are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation. Neither Hudbay nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree.

(ii) There is no bankruptcy, liquidation, winding-up or other similar proceeding in progress or pending or, to the knowledge of the Company, threatened against or relating to Hudbay or any of its Subsidiaries before any Governmental Entity.

(s) Taxes.

(i) Each of Hudbay and each of the Hudbay Material Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are true, complete and correct in all material respects.

(ii) Each of Hudbay and each of the Hudbay Material Subsidiaries has paid on a timely basis all material Taxes which are due and payable by it on or before the date hereof (including instalments), other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Hudbay in accordance with IFRS. Each of Hudbay and each of the Hudbay Material Subsidiaries has provided accruals in accordance with IFRS in the most recently published consolidated financial statements of Hudbay for any Taxes of Hudbay and each of the Hudbay Material Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course.

(iii) No deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Hudbay or any of the Hudbay Material Subsidiaries, and neither Hudbay, nor any of the Hudbay Material Subsidiaries, is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Hudbay, threatened against Hudbay or any of the Hudbay Material Subsidiaries, or any of their respective assets, except as would not, individually or in the aggregate, be expected to have a Hudbay Material Adverse Effect.

(iv) No claim has been made by any Governmental Entity in a jurisdiction where Hudbay or any of the Hudbay Material Subsidiaries does not file Tax Returns that Hudbay, or any of the Hudbay Material Subsidiaries, is or may be subject to material Tax by that jurisdiction or is or may be required to file a tax return in that jurisdiction.

(v) Hudbay is a "Canadian corporation", as that term is defined in subsection 89(1) of the Tax Act.

(vi) Each of Hudbay and each of the Hudbay Material Subsidiaries has duly and timely collected all material amounts on account of any sales, use or transfer Taxes, including goods and services and value-added, harmonized sales, provincial and territorial taxes and state and local taxes, required by applicable Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by applicable Law to be remitted by it.

(vii) Each of Hudbay and each of the Hudbay Material Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by applicable Law to do so.

(viii) (A) Neither Hudbay nor any Hudbay Material Subsidiaries has taken or agreed to take any action that would prevent the Arrangement from qualifying as a "reorganization" within the meaning of section 368(a) of the U.S. Tax Code and (B) Hudbay is not aware of any agreement, plan or other circumstance that would prevent the Arrangement from qualifying as a "reorganization" within the meaning of section 368(a) of the U.S. Tax Code.

(t) Non-Arm's Length Transactions. Other than: (i) as disclosed in the Hudbay Public Documents; and (ii) employment or compensation agreements entered into in the ordinary course, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by or to Hudbay or its Subsidiaries) between Hudbay or its Subsidiaries, on the one hand, and any: (A) officer or director of Hudbay or any of its Subsidiaries; (B) any holder of record or, to the knowledge of Hudbay, beneficial owner of five percent or more of the voting securities of Hudbay; or (C) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(u) Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Hudbay Material Adverse Effect and except as otherwise disclosed in the Hudbay Public Documents:

(i) since November 16, 2021, all facilities and operations of Hudbay and its Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(ii) Hudbay and its Subsidiaries are in possession of, and, since November 16, 2021, in compliance with, all Environmental Permits that are required to own, lease and operate the Hudbay Mineral Interests and to conduct their respective business as they are now being conducted;

(iii) no Environmental Liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Hudbay and its Subsidiaries and, to the knowledge of Hudbay, there is no basis for any such Environmental Liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv) neither Hudbay nor any of its Subsidiaries is subject to or has received notice of any proceeding, application, order or directive from any Governmental Entity which relates to environmental matters, and which may require any material work, repairs, construction or expenditures;

(v) to the knowledge of Hudbay, there are no changes in the status, terms or conditions of any Environmental Permits held by Hudbay or its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Hudbay or its Subsidiaries following the Effective Date;

(vi) to the knowledge of the Hudbay, there has been no Release of Hazardous Substances at or from real property owned (or co-owned) by Hudbay and its Subsidiaries or real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement) by Hudbay or its Subsidiaries (collectively, the "Hudbay Property"), in each case, in connection with the operation of the business of Hudbay and its Subsidiaries as it is now being conducted, except in material compliance with Environmental Laws and, to the knowledge of the Hudbay, there are no Hazardous Substances present in, on or under, or migrating through soil, surface water, or groundwater from the Hudbay Property.

(v) Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon Hudbay or any of the Hudbay Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Hudbay or any such Hudbay Material Subsidiary, any acquisition of property by Hudbay or any such Hudbay Material Subsidiary or the conduct of business by Hudbay or any such Hudbay Material Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Hudbay Material Adverse Effect.

(w) Brokers. Except for the fees to be paid to TD Securities Inc. pursuant to engagement letters with Hudbay, true and complete copies of which have been delivered to the Company, none of Hudbay, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

(x) Corrupt Practices Legislation.

(i) Neither Hudbay, its Subsidiaries and affiliates, nor, to Hudbay's knowledge, any of their Representatives or other Persons acting on behalf of Hudbay or any of its Subsidiaries has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of Hudbay or its Subsidiaries, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A) influencing any action or decision of such person in such person's official capacity, including a decision to fail to perform such person's official function in order to obtain or retain an advantage in the course of business;

(B) inducing such person to use such person's influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Hudbay or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

(C) where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Hudbay or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person, other than such actions which have not had and would not reasonably be expected to have, individually or in the aggregate, a Hudbay Material Adverse Effect.

(ii) None of Hudbay, its Subsidiaries, nor, to the knowledge of Hudbay, any of their respective Representatives has taken any action that is inconsistent with or prohibited by or would cause the Company or one of its Subsidiaries to be in violation of the substantive prohibitions or requirements of Anti-Corruption Laws and all Contracts and arrangements between Hudbay or one of its Subsidiaries and any other Person are in compliance with Anti-Corruption Laws other than such actions which have not had and would not reasonably be expected to have, individually or in the aggregate, a Hudbay Material Adverse Effect. Hudbay. Since March 31, 2021, Hudbay and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iii) Hudbay and its Subsidiaries have maintained systems of internal controls intended to ensure compliance with Anti-Corruption Laws.

(y) Sanctions.

(i) Neither Hudbay nor any of its Subsidiaries, nor, to the knowledge of Hudbay, any of their respective directors, officers, employees or any agents or persons acting on any of their behalf: (A) is a Restricted Party; or (B) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii) None of Hudbay, any of its Subsidiaries or, to the knowledge of Hudbay, any director, officer, employee or agent of Hudbay or any of its Subsidiaries is a Person that is, or is owned or controlled by Persons that are: (A) the subject/target of any Sanctions, or (B) located, organized or resident in a country or territory that is the subject of Sanctions, including Russia, Crimea, Cuba, Iran, North Korea, and Syria.

(iii) Hudbay, its Subsidiaries and their respective directors, officers and employees and, to the knowledge of Hudbay, the agents of Hudbay and its Subsidiaries are in compliance with all applicable Sanctions in all material respects. Hudbay and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with applicable Sanctions.

(iv) Hudbay represents and covenants that for the past five years, neither Hudbay nor any of its Subsidiaries has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, in violation of Sanctions.

(z) Freely Tradeable Securities. The Consideration Shares to be issued pursuant to the Arrangement shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Canadian Securities Laws, U.S. Securities Laws and the state securities laws of each U.S. state where holders entitled to receive such securities are located. Such securities shall not be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933. The Consideration Shares shall not be subject to any "hold period" resale restrictions under National Instrument 45-102 - Resale of Securities, provided that that certain restrictions on resale under U.S. Securities Laws, including as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined in Rule 144 under the U.S. Securities Act) of Hudbay.

4.2 Survival of Representations and Warranties

The representations and warranties of Hudbay contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1 Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except: (i) as required by Law or any Governmental Entity; (ii) with the prior written consent of Hudbay, such consent not to be unreasonably withheld, conditioned or delayed; (iii) as set out in Schedule 5.1 of the Disclosure Letter; or (iv) as otherwise expressly required or permitted by this Agreement or the Plan of Arrangement:

(a) the Company shall, and shall cause each of its Subsidiaries to, conduct its and their businesses in, not take any action except in, and maintain their respective facilities in, the ordinary course and to use commercially reasonable efforts to maintain and preserve in all material respects its and their present business organizations, assets, properties (including the Company Mineral Interests) and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with joint venture partners, suppliers, distributors, employees, Governmental Entities and others having business relationships with them;

(b) without limiting the generality of Section 5.1(a), the Company shall not, directly or indirectly, and shall cause each of its Subsidiaries not to:

(i) issue, sell, grant, award, pledge, dispose of or permit a Lien to be created on or agree to issue, sell, grant, award, pledge, dispose of or permit a Lien to be created on any Company Shares, or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, Incentive Awards), other than pursuant to the exercise or settlement of Incentive Awards that are outstanding in accordance with the terms of such Incentive Awards in effect on the date hereof;

(ii) amend, propose or take steps to amend the articles or other constating documents or the terms of any securities of the Company or any of its Subsidiaries;

(iii) declare, set aside or pay any dividend or other distribution to Shareholders (whether in cash, securities or property or any combination thereof) in respect of any Company Shares;

(iv) split, combine or reclassify any outstanding Company Shares or the securities of any of its Subsidiaries;

(v) redeem, purchase or offer to purchase any Company Shares or other securities of the Company or any shares or other securities of its Subsidiaries other than the pursuant to the exercise or settlement of any Incentive Awards that are outstanding in accordance with the terms of such Incentive Awards in effect on the date hereof;

(vi) except in connection with a Pre-Acquisition Reorganization, reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person;

(vii) reduce the stated capital of the Company Shares or the shares of any of its Subsidiaries;

(viii) enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture, partnership, shareholders' agreement or similar relationship between the Company or any of its Subsidiaries and another Person;

(ix) enter into, or resolve to enter into, any Contract that contains break fees or similar payments being made to a Person in connection with project or equipment financing activities;

(x) sell, pledge, lease, dispose of, mortgage, licence, permit a Lien (other than a Company Permitted Lien) to be created on or agree to sell, pledge, dispose of, mortgage, licence, permit a Lien (other than a Company Permitted Lien) to be created on any of the assets of the Company or its Subsidiaries or otherwise transfer any assets of the Company or any of its Subsidiaries or any interest in any assets of the Company and its Subsidiaries having a value greater than $500,000 in the aggregate, other than sales of inventory, equipment or obsolete assets in the ordinary course;

(xi) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment (by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, purchase of any property or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, in any Person, other than acquisitions of assets, equipment and/or supplies in the ordinary course that, in each case, (A) do not exceed 115% of the amounts budgeted for such acquisitions in the Budget and (B) do not involve or mandate the incurrence of payments of any amounts after December 31, 2026;

(xii) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances to any Person that is not a wholly owned Subsidiary of the Company in the ordinary course;

(xiii) adopt a plan of liquidation or resolutions providing for the winding-up, liquidation or dissolution of the Company or any of its Subsidiaries;

(xiv) pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, liabilities or obligations prior to the same becoming due other than in the ordinary course of business, of liabilities reflected or reserved against in the audited consolidated financial statements;

(xv) waive, release, grant, transfer, exercise, modify, terminate or amend in any material respect (A) any existing contractual rights in respect of any material Company Mineral Interests or (B) any rights in respect of any Material Contract or material Authorization, lease, concession or license;

(xvi) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted or planned to be conducted in all material respects; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xvii) other than as is necessary to comply with applicable Laws or the current terms of any Contracts, Incentive Plans or Company Benefit Plans that are disclosed in the Disclosure Letter: (A) grant or commit to grant to any Company Service Provider an increase in compensation in any form, or the benefits provided to any Company Service Provider; (B) make any loan to any Company Service Provider (other than expense reimbursements in the ordinary course); (C) take any action with respect to the grant of any severance, retention, change of control, bonus or termination pay to, or enter into any employment agreement, consulting agreement, independent contractor agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Service Provider; (D) increase any benefits payable under any existing severance or termination pay policies or employment, consulting or independent contractor agreements, or adopt, terminate, modify, or amend or make any contribution to any Company Benefit Plan or any plan, program, policy, agreement, trust, fund or arrangement that would be a Company Benefit Plan if in effect on the date hereof; (E) grant any Incentive Awards; (F) provide for accelerated vesting, removal of restrictions or timing of payment, or to fund or in any other way secure the payment, in respect of any award or benefit provided pursuant to any Company Benefit Plan (including the exercise of any stock-based or stock-related awards or Incentive Awards); (G) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; (H) hire or engage, or amend the terms of employment or engagement of, any Company Service Provider or (I) implement any facility closing or layoff of employees that could implicate the Worker Adjustment and Retraining Act of 1988 or an similar state or local Law;

(xviii) waive, release, amend or fail to enforce the restrictive covenant obligations of any current or former Company Service Provider;

(xix) commence, cancel, waive, release, assign, settle, satisfy, pay or compromise any claim (other than insured claims), litigation, action, arbitration proceeding, audit or investigation (including with any Governmental Entity): (i) relating to the assets or the business of the Company or any of its Subsidiaries in excess of an aggregate amount of $500,000, after deduction of any amounts paid or payable to the Company or that are otherwise recoverable under any insurance policy of the Company, or (ii) brought by any present, former or purported holder of securities of the Company or any of its Subsidiaries, in each case, in their capacities as such, with respect to the transactions contemplated by this Agreement or the Plan of Arrangement;

(xx) enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction;

(xxi) materially change the business carried on by the Company and its Subsidiaries, as a whole;

(xxii) amend its accounting policies or adopt new accounting policies, except as required by concurrent changes in IFRS;

(xxiii) enter into any Contract or series of related Contracts having a term in excess of 12 months and that would not be terminable for convenience by the Company or its Subsidiaries upon notice of 90 days or less from the date of the relevant Contract, or that would impose financial obligations on the Company or any of its Subsidiaries in excess of $500,000 annually or $1,000,000 in the aggregate over the term of the Contract;

(xxiv) enter into or renew any agreement, contract, lease, licence or other binding obligation of the Company or its Subsidiaries (A) containing (1) any limitation or restriction on the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Hudbay or its Subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Hudbay or its Subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Hudbay or its Subsidiaries, to solicit customers or employees, or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(xxv) without limiting the generality of paragraph (xxiv) above, enter into or renew any agreement, contract or other binding undertaking, obligation or commitment of the Company or its Subsidiaries with any Governmental Entity, regulatory body, community or similar entity containing any financial, social, political, or environmental undertaking, obligation or commitment of any kind whatsoever, including but not limited to any binding reclamation or mitigation obligations relating to construction or development activities on the Properties, in each case that would reasonably be expected to affect or encumber Hudbay or its Subsidiaries following completion of the transactions contemplated hereby;

(xxvi) incur any capital expenditures or enter into any agreement obligating the Company or its Subsidiaries to provide for future capital expenditures involving payments in excess of 115% of the amounts budgeted for such capital expenditures in the Budget in the aggregate;

(xxvii) enter into any transaction with any director, officer or employee of the Company or any of its Subsidiaries or any of their respective affiliates or associates, other than non-material transactions in the ordinary course or pursuant to the terms of any Contracts disclosed in Schedule 5.1(b)(xxvii) of the Disclosure Letter;

(xxviii) disclose any trade secrets or other confidential information material to the operation of the Company, other than pursuant to a written confidentiality agreement entered in the ordinary course that preserves all rights of the Company; or

(xxix) enter into any Contract that would result in the payment by the Company or any of its Subsidiaries of any finder's fee, success fee or similar fee in connection with the Arrangement or the transactions contemplated hereby; provided that this shall not prohibit the Company from engaging a dealer and proxy solicitation services firm for purposes of soliciting proxies as contemplated herein.

(c) the Company shall use its commercially reasonable efforts to cause its and its Subsidiaries' current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d) the Company shall and shall cause each of its Subsidiaries to maintain and preserve in all material respects all of its and its Subsidiaries' rights under each of the Company Mineral Interests under each of its and its Subsidiaries' Authorizations;

(e) the Company and each of its Subsidiaries shall:

(i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

(ii) timely withhold, collect, remit and pay all Taxes which are required to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii) not make, change or rescind any material election, information, return or designation relating to Taxes;

(iv) not amend or change any of its methods for reporting income deductions or accounting for Tax purposes;

(v) not make a request for a Tax ruling, voluntarily disclose any potential or actual Tax issue to any Governmental Entity in respect of Taxes, or enter into or amend any agreement with any Governmental Entity in respect of Taxes, or consent to any extension or waiver of any limitation period with respect to Taxes;

(vi) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes affecting the Company or any of its Subsidiaries;

(vii) except in connection with this Agreement, not knowingly make or modify any agreement in respect of, or agree to take any action that could affect the interpretation of, any Tax matters with any Governmental Entity;

(viii) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement;

(ix) not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2025, except as may be required by applicable Laws;

(x) respond to any audit, investigation, assessment or request for information from any Governmental Entity in respect of Taxes (and in any event, within the time frame set by such Governmental Entity for any such response, having regard to any extensions of time); and

(xi) keep Hudbay reasonably informed of any material events, discussions, correspondence or other action with respect to any Tax audit, investigation or assessment or request for information;

(f) other than in respect of the Regulatory Approvals, which shall be governed by Section 5.8, the Company shall not initiate any material discussions, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the material Company Mineral Interests) without the prior written consent of Hudbay, such consent not to be unreasonably withheld, conditioned or delayed, and shall provide Hudbay with prompt notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication, which, for greater certainty, shall include any material communication from a Governmental Entity relating to permitting matters; and

(g) the Company shall not authorize, agree or otherwise commit to do any of the matters prohibited by this Section 5.1.

5.2 Covenants of the Company Relating to the Arrangement

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, it shall and shall cause its Subsidiaries to perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with Hudbay in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and the Company shall and, where applicable, shall cause its Subsidiaries to:

(a) other than in respect of the Regulatory Approvals, which shall be governed by Section 5.8, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it or its Subsidiaries relating to the Arrangement;

(b) use its commercially reasonable efforts to promptly obtain all third party consents, approvals and notices required under any of the Material Contracts and any other consents set forth in Schedule 5.2(b) of the Disclosure Letter;

(c) use its commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Company challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d) other than in respect of the Regulatory Approvals, which shall be governed by Section 5.8, use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and to comply promptly with all requirements imposed by applicable Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(e) use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under section 3(a)(10) of the U.S. Securities Act and applicable state securities laws;

(f) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(g) promptly notify Hudbay of:

(i) any Company Material Adverse Effect or change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is required in connection with this Agreement or the Arrangement; or

(iii) any material proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries in connection with this Agreement or the Arrangement.

5.3 Covenants of Hudbay Regarding the Conduct of Business

Hudbay covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except: (i) as required by Law or any Governmental Entity; (ii) with the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed; or (iii) as otherwise expressly required or permitted by this Agreement or the Plan of Arrangement:

(a) Hudbay shall, and shall cause each of the Hudbay Material Subsidiaries to, conduct its and their respective businesses in, not take any action except in, and maintain their respective facilities in, the ordinary course or as disclosed in the Hudbay Public Documents (including in connection with potential financing activities for Hudbay's Copper World Project or its Copper World LLC joint venture), and to use commercially reasonable efforts to maintain and preserve in all material respects its and their present business organizations, material assets, material properties (including the Hudbay Mineral Interests) and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with joint venture partners, suppliers, distributors, employees, Governmental Entities and others having business relationships with them;

(b) Without limiting the generality of Section 5.3(a), Hudbay shall not, directly or indirectly, and shall cause each of the Hudbay Material Subsidiaries not to:

(i) make any amendment to its constating documents or the terms of any securities of Hudbay that would materially and adversely affect its ability to consummate the transactions contemplated hereby or would adversely affect the value of the Consideration;

(ii) change its authorized share capital;

(iii) split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization;

(iv) reduce capital in respect of its outstanding shares other than shares of a wholly-owned Subsidiary of Hudbay;

(v) adopt or propose a plan of liquidation or resolutions providing for the winding-up, liquidation or dissolution of Hudbay or any of the Hudbay Material Subsidiaries;

(vi) reorganize, amalgamate or merge Hudbay with any other Person, other than a wholly owned Subsidiary of Hudbay;

(vii) materially change the business carried on by Hudbay and the Hudbay Material Subsidiaries, as a whole; or

(viii) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs.

5.4 Covenants Relating to the Consideration Shares

Hudbay shall apply for and use commercially reasonable efforts to obtain approval of the listing for trading on the NYSE, and conditional approval for the listing for trading on the TSX, by the Effective Time, of the Hudbay Shares issuable pursuant to the Arrangement, subject to: (a) in the case of the NYSE, official notice of issuance; and (b) in the case of the TSX, the satisfaction of customary conditions. The Company shall use commercially reasonable efforts to cooperate with Hudbay in connection with the foregoing, including by providing information reasonably requested by Hudbay in connection therewith.

5.5 Covenants of Hudbay Regarding Blue-Sky Laws

Hudbay shall use its commercially reasonable efforts to ensure that the Consideration Shares shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.

5.6 Delisting Matters

The Company shall cooperate with Hudbay and use its commercially reasonable efforts to cause, and do or cause to be done all things reasonably necessary or advisable under applicable Law, and the rules and regulations of the TSX and the OTCQX Best Market, as applicable, to enable the Company Shares to be delisted from the TSX and delisted and/or removed from the OTCQX Best Market promptly, with effect as soon as practicable following the acquisition by Hudbay of the Company Shares pursuant to the Arrangement.

5.7 Covenants of Hudbay Relating to the Arrangement

Hudbay covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, it shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by Hudbay or any of its Subsidiaries under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective, the transactions contemplated in this Agreement and Hudbay shall and where appropriate shall cause each of its Subsidiaries to:

(a) other than in respect of the Regulatory Approvals, which shall be governed by Section 5.8, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it or its Subsidiaries relating to the Arrangement;

(b) use its commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Hudbay challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(c) other than in respect of the Regulatory Approvals, which shall be governed by Section 5.8, use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and to comply promptly with all requirements imposed by applicable Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(d) use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under section 3(a)(10) of the U.S. Securities Act and applicable state securities laws;

(e) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(f) promptly notify the Company of:

(i) any Hudbay Material Adverse Effect or change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Hudbay Material Adverse Effect;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is required in connection with this Agreement or the Arrangement; or

(iii) any material proceedings commenced or, to the knowledge of Hudbay, threatened against, relating to or involving or otherwise affecting Hudbay or any of its Subsidiaries in connection with this Agreement or the Arrangement.

5.8 Regulatory Approvals

(a) Subject to the terms and conditions contained herein, Hudbay and the Company shall and shall cause their respective Subsidiaries, as applicable, to:

(i) as promptly as practicable after the date of this Agreement (but no later than fifteen (15) business days following the execution of this Agreement or such other date as the Parties may agree), prepare and submit a CFIUS Declaration;

(ii) as promptly as practicable and, in any event, within fifteen (15) business days after the receipt by the parties of written notification (including by e-mail) from CFIUS that CFIUS requests the parties to file a CFIUS Notice of the transactions contemplated by this Agreement, prepare and submit a draft CFIUS Notice and upon the receipt of comments from CFIUS on the draft CFIUS Notice address such comments and submit a CFIUS Notice as promptly as practicable;

(iii) as promptly as practicable after the date of this Agreement prepare and file any filings or notifications under any applicable federal, provincial, state or foreign Law that are necessary or advisable to permit consummation of the transactions contemplated by this Agreement as promptly as practicable, including all filings required to obtain the Regulatory Approvals (other than CFIUS Clearance, which is addressed in clauses (i) and (ii) above);

(iv) provide to each Governmental Entity all non-privileged information, documents, data and other things requested by any Governmental Entity or that are necessary or advisable to permit consummation of the transactions contemplated by this Agreement as promptly as practicable following any such request, and in any event within the time periods specified in the applicable regulations or otherwise specified by such Governmental Entity; and

(v) otherwise use their commercial reasonable efforts to obtain the Regulatory Approvals as soon as is reasonably practicable after the date of this Agreement.

(b) All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Regulatory Approvals shall be paid by Hudbay.

(c) With respect to obtaining the Regulatory Approvals, each of Hudbay and the Company shall cooperate with one another and shall provide such assistance as any other Party may reasonably request in connection with obtaining the Regulatory Approvals. In particular:

(i) Subject to the terms of Section 5.8(g), no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed;

(ii) the Parties shall exchange drafts of all submissions, material correspondence, filings, presentations, applications, plans, consent agreements and other material documents made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement, will consider in good faith any suggestions made by the other Party and its legal counsel and will provide the other Party and its legal counsel with final copies of all such material submissions, correspondence, filings, presentations, applications, plans, consent agreements and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that information indicated by either Party to be competitively sensitive may be provided only to the external legal counsel of the Parties;

(iii) each Party will keep the other Party and their respective legal counsel fully apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Regulatory Approvals, and will not participate in such material communications or meetings without giving the other Party and their respective legal counsel the opportunity to participate therein; provided, however, that where competitively sensitive information may be discussed or communicated, a Party may allow only the external legal counsel for the other Party to participate in the meeting or receive the communication; and

(iv) the Company shall make available its Representatives, on the reasonable request of Hudbay and its legal counsel, to assist Hudbay in obtaining the Regulatory Approvals, including by (i) providing strategic input, including on any materials prepared for obtaining the Regulatory Approvals, and (ii) responding promptly to requests for support, documents, information, comments or input where reasonably requested by Hudbay in connection with the Regulatory Approvals.

(d) If CFIUS so requests, each of the Parties shall negotiate with CFIUS in good faith regarding the terms of any CFIUS mitigation agreement to address any national security concern that CFIUS identifies through the CFIUS Clearance process, and agree to and enter into any such CFIUS mitigation agreement if required by CFIUS as a condition to the CFIUS Clearance; provided, however, that Hudbay shall not be required to [Redacted - Commercially Sensitive Information].

(e) No Party shall enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.

(f) The Parties shall cooperate and consult each other in connection with their efforts to obtain the Regulatory Approvals and shall use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement.

(g) Hudbay shall determine and direct all matters and efforts related to the obtaining of the Regulatory Approvals. Hudbay shall consider the views and input of the Company and consult with the Company in good faith.

5.9 Resignations

At or prior to the Effective Time, the Company shall use commercially reasonable efforts to obtain and deliver to Hudbay the resignations and mutual releases, effective as of the Effective Time, of all of the directors and officers of the Company and its Subsidiaries requested by Hudbay, in form and substance acceptable to Hudbay, acting reasonably, provided that any severance, termination, change of control or related payments payable at the Effective Time to each director and officer, as applicable, in accordance with applicable Law, the terms of applicable Contracts made available to Hudbay prior to the date hereof and the terms of this Agreement, are paid to the applicable director or officer at or prior to the Effective Time.

5.10 Employee Matters

(a) The Parties acknowledge that the Arrangement will result in a "change in control" (or a term of similar import) for purposes of the Incentive Plans and any applicable Contracts with certain directors and officers of the Company as disclosed in the Disclosure Letter. After the Effective Time, Hudbay covenants and agrees to cause the Company and any successor to the Company, to honour and comply in all material respects with the terms of all existing employment, consulting, indemnification, change in control, severance, termination or other compensation arrangements and employment and severance obligations of the Company or any of its Subsidiaries that were entered into prior to the date of this Agreement and disclosed to Hudbay in Section 3.1(s) of the Disclosure Letter.

(b) Hudbay covenants and agrees that each Company Service Provider who is employed in the United States on the Effective Date (including those who are actively employed or on leave, disability or other absence from employment) (each, a "U.S. Continuing Employee") shall, during the period commencing on the Effective Date and ending on the first (1st) anniversary of the Effective Date (or, if earlier, the date of termination of an applicable U.S. Continuing Employee), be provided with a base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate provided to such U.S. Continuing Employee immediately prior to the Effective Time, (ii) target cash incentive opportunities, if any, that are no less favorable in the aggregate than those provided to such U.S. Continuing Employee immediately prior to the Effective Time, and (iii) other employee benefits (excluding nonqualified deferred compensation, equity or equity-based, transaction, retention, change in control, defined benefit pension and post-employment or retiree health and welfare benefits (collectively, the "Excluded Benefits")) that are substantially comparable in the aggregate to, in Hudbay's discretion, either (A) those provided to such U.S. Continuing Employee immediately prior to the Effective Time under the Company Benefit Plans set forth on Schedule 3.1(cc)(i) of the Disclosure Letter or (B) those provided to similarly situated employees of Hudbay, in each case, excluding the Excluded Benefits.

(c) Hudbay or its applicable affiliates shall use commercially reasonable efforts to give, or cause to be given, to each U.S. Continuing Employee, credit for purposes of eligibility to participate, vesting and future vacation accrual under any employee benefit plan maintained by Hudbay or its affiliates in which such U.S. Continuing Employee participates after the Effective Date, for such employee's service prior to the Effective Date with the Company or any of its Subsidiaries, to the same extent and for the same purposes recognized by the Company and its Subsidiaries under the analogous Company Benefit Plan in which such U.S. Continuing Employee participated prior to the Effective Date; provided, however, that foregoing shall not apply for any purposes under any Excluded Benefit or to the extent that it would result in a duplication of benefits, compensation or coverage for the same period of service.

(d) For the plan year in which the Effective Time occurs, with respect to any health benefit plans maintained by Hudbay or its affiliates in which U.S. Continuing Employees participate after the Effective Date, Hudbay or its applicable affiliates shall use commercially reasonable efforts to (i) waive, or cause insurance carriers to waive, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such U.S. Continuing Employees (and their covered dependents) but only to the same extent waived under the comparable Company Benefit Plan in which such U.S. Continuing Employee participated prior to the Effective Date and (ii) give effect, or cause insurance carriers to give effect, in determining any deductible and maximum out-of-pocket limitations, amounts paid by such U.S. Continuing Employees (and their covered dependents) under the comparable Company Benefit Plan in which such U.S. Continuing Employee participated immediately prior to the Effective Time, only to the same extent recognized by the Company or its Subsidiaries prior to the Effective Date.

(e) The Parties acknowledge and agree that all provisions in this Section 5.10 are for the sole benefit of the Parties, and nothing in this Agreement, express or implied: (i) shall create any third-party beneficiary or other rights (A) in any other Person, including any current or former Company Service Providers, any continuing Company Service Providers, or any dependent or beneficiary thereof, or (B) to continue in the employ or service of Hudbay, the Company or any of their respective affiliates, or affect in any way the right of Hudbay, the Company or any of their respective Subsidiaries to terminate his, her or its employment or service, as applicable, at any time; (ii) shall be treated as an establishment, amendment or modification of any Company Benefit Plan or any other benefit or compensation plan, program, policy, agreement, or arrangement of Hudbay, or (iii) shall affect or limit the right of Hudbay, the Company, or their affiliates to amend, terminate or otherwise modify any Company Benefit Plan or any other benefit or compensation plan, program, policy, agreement, or arrangement of Hudbay.

5.11 Pre-Acquisition Reorganization

(a) The Company agrees that, upon request by Hudbay, the Company shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to: (a) effect such reorganizations of the Company's or its Subsidiaries' business, operations and assets or such other transactions as Hudbay may request, acting reasonably (each a "Pre-Acquisition Reorganization"); (b) co-operate with Hudbay and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; and (c) reasonably cooperate with Hudbay and its advisors to seek to obtain any consents, approvals, waivers or authorizations reasonably required in connection with the Pre-Acquisition Reorganization; provided, however, that the Pre-Acquisition Reorganizations: (i) are not prejudicial to the Company or the Shareholders and do not require the Company or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any Shareholders or holders of Incentive Awards incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 5.11; (ii) do not require the Company to obtain the approval of the Shareholders and do not require Hudbay to obtain the approval of the Hudbay Shareholders; (iii) do not impede, delay or prevent the satisfaction of any other conditions set forth in Article 6; (iv) do not impair, impede or delay the consummation of the Arrangement; (v) do not unreasonably interfere in the operations of the Company and its Subsidiaries prior to the Effective Time; (vi) do not result in any breach by the Company or any of its Subsidiaries of any Contract or Authorization or any breach by the Company of the Company's constating documents or by any of its Subsidiaries of their respective organization documents or Law; (vii) are to be completed as close as reasonably practicable prior to the Effective Time, and can be unwound in the event the Arrangement is not consummated without reasonably adversely affecting the Company or any of its Subsidiaries in any manner; (viii) are not required to be completed unless and until Hudbay has irrevocably confirmed in writing that all of the conditions in favor of Hudbay in Article 6 have been either satisfied or waived and that Hudbay is prepared to promptly and without condition proceed with the completion of the Arrangement; and (ix) do not require any Company Service Provider or agent of the Company to take any action in any capacity other than as Company Service Provider or agent of the Company.

(b) Hudbay shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least fifteen (15) business days prior to the anticipated Effective Time. Upon receipt of such notice, Hudbay and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.

(c) Hudbay agrees that any action (and the result of any action) taken by or on behalf of the Company or its Subsidiaries in furtherance of or respect of a Pre-Acquisition Reorganization shall be deemed not to result in any breach of any representation, warranty, covenant or closing condition herein (including where any such Pre-Acquisition Reorganization requires the consent of any third party).

(d) If Hudbay does not acquire all of the Company Shares, Hudbay shall:

(i) reimburse the Company and its Subsidiaries for all Taxes, costs and expenses, including reasonable legal fees and disbursements incurred by the Company or its Subsidiaries in respect of a Pre-Acquisition Reorganization and including all amounts relating to the considering, effecting, voiding, reversing or unwinding of a Pre-Acquisition Reorganization; and

(ii) indemnify and save harmless the Company, its Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in respect of or as a result of a Pre-Acquisition Reorganization or to reverse or unwind any Pre-Acquisition Reorganization.

5.12 Filings

The Parties will cooperate reasonably and in good faith to determine whether the transactions set out in this Agreement and any related transactions are required to be reported to any applicable taxing authority pursuant to section 237.3 or 237.4 of the Tax Act (or any provisions of similar effect) and, if so, the Parties shall cooperate to make such reporting in a comprehensive and timely manner, in the form required by such Law. The Parties may request reasonable representations and warranties from each other to the extent necessary to establish any factual matters relevant to the determination of whether reporting is required and the content of such reporting.

5.13 Taxation of Options

The Parties acknowledge that no deduction will be claimed in computing the taxable income under the Tax Act of the Company or any Person not dealing at arm's length with the Company (including Hudbay) in respect of any payment made pursuant to the Plan of Arrangement in respect of Options to a holder of Options who is a resident of Canada or who is employed in Canada for purposes of the Tax Act to the extent that the deduction under paragraph 110(1)(d) of the Tax Act may otherwise be available to such holder of Options, and the Company and each applicable Person not dealing at arm's length with the Company shall: (a) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act and otherwise comply with the requirements of such subsection in respect of the cash payments made in exchange for the surrender or termination of such Options; and (b) provide evidence in writing of such election to such holders as contemplated by the Tax Act.

5.14 Debt Financing Assistance

In the event that Hudbay determines that any debt financing is required or desirable, the Company shall use commercially reasonable efforts to provide and cause its Subsidiaries and its and their Representatives to provide such customary commercially reasonable cooperation (including with respect to timeliness) to Hudbay in respect of any such financing as Hudbay may reasonably request in connection with such matters.

5.15 Access to Information; Confidentiality

(a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, afford to Hudbay and to its Representatives such reasonable access as Hudbay may reasonably require during normal business hours and upon reasonable advance notice, to the Company's officers, employees, agents, properties, books, records and contracts, and shall furnish Hudbay with all data and information as Hudbay may reasonably request. Without limiting the foregoing, during such period, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, afford Hudbay and its Representatives such access to the Company Service Providers, the Property, the assets of the Company and its Subsidiaries and the data, information and records (including data, information and records relating to Company Service Providers and such monthly reports with respect to the operations of the Company and its Subsidiaries as Hudbay may reasonably request) as is reasonably necessary in order for Hudbay to observe the Company's operations, to facilitate the closing of the Arrangement and the transition of the business of the Company and its Subsidiaries to Hudbay, including the right to have Representatives of Hudbay on-site at the Property from time to time at Hudbay's request; and instruct the Representatives of the Company and its Subsidiaries to cooperate with Hudbay and its Representatives in its exercise of such rights; provided that any such access shall be during normal business hours upon reasonable advance notice to the Company, under the supervision of the Company's personnel and in such a manner as not to interfere with the conduct of the Company's business or any other businesses of the Company. All such access shall be at the sole risk of Hudbay and its Representatives, and Hudbay shall comply with and cause its Representatives to comply with all of the Company's policies with regard to health and safety while visiting any mines or processing facilities on the Property.

(b) Hudbay and the Company acknowledge and agree that information furnished pursuant to this Section 5.13 shall be subject to section 8.5 of the Hudbay IRA.

5.16 Insurance and Indemnification

(a) Prior to the Effective Date, the Company shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Hudbay will, or will cause the Company and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided, that Hudbay shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided, further that the cost of such policy shall not exceed 300% of the Company's current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries, or such other cost that Hudbay may consent to, acting reasonably. From and after the Effective Time, the Company or Hudbay, as applicable, agrees not to take any action to terminate such directors' and officers' liability insurance or adversely affect the rights of the Company's present and former directors and officers thereunder.

(b) Hudbay agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of the Company and its Subsidiaries under Law and under the articles or other constating documents of the Company and/or its Subsidiaries or pursuant to Contracts made available to Hudbay, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(c) If the Company or Hudbay or any of their respective successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of the Company or Hudbay, as the case may be, shall assume all of the obligations of the Company or Hudbay, as applicable, set forth in this Section 5.16.

(d) The provisions of this Section 5.16 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent on their behalf, and agrees to enforce the provisions of this Section 5.16 on their behalf. Furthermore, this Section 5.16 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 6
CONDITIONS

6.1 Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived, in whole or in part, with the mutual written consent of the Parties:

(a) the Arrangement Resolution shall have been approved and adopted by the Securityholders at the Meeting in accordance with the Interim Order;

(b) the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Company or Hudbay, each acting reasonably, on appeal or otherwise;

(c) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(d) the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof, provided, however that the Company shall not be entitled to the benefit of the conditions in this Section 6.1(d), and shall be deemed to have waived such condition, in the event that the Company fails to: (a) advise the Court prior to the hearing in respect of the Interim Order that the Parties intend to rely on the exemption from the registration afforded by section 3(a)(10) of the U.S. Securities Act based on the Court's approval of the Arrangement; or (b) comply with the requirements to be satisfied by the Company set forth in Section 2.8;

(e) the distribution of the Consideration Shares shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws;

(f) the Consideration Shares to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions);

(g) all of the Specified Regulatory Approvals shall have been obtained; and

(h) this Agreement shall not have been terminated in accordance with its terms.

6.2 Additional Conditions Precedent to the Obligations of Hudbay

The obligation of Hudbay to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Hudbay and may be waived by Hudbay in whole or in part at any time):

(a) all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects and Hudbay shall have received a certificate of the Company addressed to Hudbay and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same as of the Effective Date;

(b) (i) the representations and warranties of the Company set forth in this Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality or Company Material Adverse Effect qualifications contained in them, as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company set forth in Sections 3.1(a) [Organization and Qualification], 3.1(b) [Authority Relative to this Agreement], 3.1(c) [No Conflict; Required Filings and Consent] and 3.1(t)(ii) [Absence of Certain Changes or Events - No Company Material Adverse Effect] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date and time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and (iii) the representations and warranties of the Company set forth in Sections 3.1(d) [Subsidiaries], 3.1(g) [Capitalization and Listing] and 3.1(gg) [Brokers] shall be true and correct in all respects (except for de minimis inaccuracies or as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the date of this Agreement and as of the Effective Time as though made on and as of such date and time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Hudbay shall have received a certificate of the Company addressed to Hudbay and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same;

(c) between the date hereof and the Effective Time, there shall not have occurred a Company Material Adverse Effect;

(d) there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity that would reasonably be expected to result in a prohibition or material restriction on the acquisition by Hudbay of any Company Shares, or any material restriction or prohibition of the consummation of the transactions contemplated by the Arrangement; and

(e) holders of no more than 5% of the Company Shares shall have exercised Dissent Rights.

6.3 Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Company and may be waived by the Company in whole or in part at any time):

(a) all covenants of Hudbay under this Agreement to be performed on or before the Effective Time shall have been duly performed by Hudbay in all material respects and the Company shall have received a certificate of Hudbay, addressed to the Company and dated the Effective Date, signed on behalf of Hudbay by two of its senior executive officers (on Hudbay's behalf and without personal liability), confirming the same as of the Effective Date;

(b) (i) the representations and warranties of Hudbay set forth in this Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality or Hudbay Material Adverse Effect qualifications contained in them, as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Hudbay Material Adverse Effect; (ii) the representations and warranties of Hudbay set forth in Sections 4.1(a) [Organization and Qualification], 4.1(b) [Authority Relative to this Agreement], 3.1(c) [No Conflict; Required Filings and Consent] and 4.1(q)(v) [Absence of Certain Changes or Events - No Hudbay Material Adverse Effect] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date and time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and (iii) the representations and warranties of the Company set forth in Sections 4.1(d) [Subsidiaries], 4.1(f) [Capitalization and Listing] and 4.1(w) [Brokers] shall be true and correct in all respects (except for de minimis inaccuracies or as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the date of this Agreement and as of the Effective Time as though made on and as of such date and time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and the Company shall have received a certificate of Hudbay addressed to the Company and dated the Effective Date, signed on behalf of Hudbay by two senior executive officers of Hudbay (on Hudbay's behalf and without personal liability), confirming the same;

(c) Hudbay shall have complied with its obligations under Section 2.12, and the Depositary shall have confirmed receipt of the Consideration; and

(d) between the date hereof and the Effective Time, there shall not have occurred a Hudbay Material Adverse Effect.

6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied at the Effective Time.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1 Non-Solicitation

(a) Except as expressly provided in this Article 7, the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit any of its or their Representatives to take any action of any kind that would reasonably be expected to, directly or indirectly, interfere with the successful and timely completion of the Arrangement, including any action to:

(i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any confidential information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii) engage or participate in or otherwise knowingly facilitate any discussions or negotiations with any Person (other than Hudbay or its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, provided that the Company may  (A) advise any Person of the restrictions of this Agreement, (B) clarify the terms of any proposal in order to determine if it may reasonably be expected to result in a Superior Proposal, and (C) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to result in a Superior Proposal;

(iii) make a Change in Recommendation;

(iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days following such public announcement or disclosure will not be considered to be in violation of this Section 7.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five business day period (or, in the event that the Meeting is scheduled to occur within such five business day period, not later than the third business day prior to the date of the Meeting)); or

(v) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.3) or requiring the Company to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Arrangement or any other transaction with Hudbay or any of its respective affiliates agreed to prior to any termination of this Agreement is consummated.

(b) The Company shall, and shall direct and cause its Representatives and its Subsidiaries and their respective Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than Hudbay and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Company, and, in connection therewith, the Company will discontinue access to any of its and its Subsidiaries' confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise, in each case, except as permitted by this Agreement) and shall as promptly as reasonably practicable request, and exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding the Company and its Subsidiaries provided in connection therewith to the extent such information has not already been returned or destroyed, and shall use its commercially reasonable efforts to confirm that such requests are honoured in accordance with the terms of such rights.

(c) The Company represents and warrants that none of the Company, its Subsidiaries or any of their respective Representatives has waived any confidentiality, standstill or similar agreement, restriction or covenant in respect of an Acquisition Proposal in effect since December 31, 2025 to which the Company or any of its Subsidiaries is a party, and, the Company covenants and agrees that (i) the Company shall strictly enforce any confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party or any such agreement, restriction or covenant to which the Company or any of its Subsidiaries may hereafter become a party in accordance with Section 7.3 and (ii) none of the Company, any of its Subsidiaries or any of their respective Representatives have released or will, without the prior written consent of Hudbay (which may be withheld or delayed in Hudbay's sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting the Company, or any of its Subsidiaries, in each case, with respect to an Acquisition Proposal, under any confidentiality, non-solicitation, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party, or any such agreement, restriction or covenant to which the Company may hereafter become a party in accordance with Section 7.3 (it being understood that the automatic termination or release of any standstill provisions contained in any such agreement as a result of the entering into or announcement of this Agreement shall not be a violation of this Section 7.1).

7.2 Notification of Acquisition Proposals

The Company shall promptly provide notice to Hudbay of any Acquisition Proposal or any proposal, inquiry or offer that constitutes, or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for non-public information relating to the Company or any of its Subsidiaries or any request to engage in discussions or negotiations with the Company in connection with an Acquisition Proposal or request for access to the properties, books or records of the Company or any Subsidiary in connection with any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to an Acquisition Proposal, in each case received on or after the date hereof, by the Company or any of its Subsidiaries, or any of its or their Representatives. Such notice to Hudbay shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours of such Acquisition Proposal, proposal, inquiry, offer, or request) in writing and shall indicate the identity of the Person or group of Persons making such proposal, inquiry or contact and all material terms and conditions thereof (including the Company's valuation of any non-cash consideration), and shall include copies of any such Acquisition Proposal, proposal, inquiry, offer or request and all material written communications (and a summary of all substantive discussions) related thereto. The Company shall keep Hudbay promptly and fully informed of the status, including any changes, modifications or amendments to the material terms of any such Acquisition Proposal, proposal, inquiry, offer, inquiry or request and will respond promptly to all inquiries by Hudbay with respect thereto.

7.3 Responding to Acquisition Proposals

Notwithstanding Section 7.1, if, prior to the approval of the Arrangement Resolution by the Shareholders, the Company receives an unsolicited bona fide written Acquisition Proposal, the Company may (x) engage in or participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal, and (y) provide such Person or group of Persons non-public information relating to the Company or any of its Subsidiaries or access to the properties, books or records of the Company or any Subsidiary, if and only if:

(a) the Board first determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or, if consummated substantially consistent with its terms, could reasonably be expected to constitute or lead to, a Superior Proposal, and has provided Hudbay with written notice of such determination;

(b) such Person was not restricted from making the Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar restriction with the Company or any of its Subsidiaries (it being acknowledged by Hudbay that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into or announcement of this Agreement shall not be a violation of this Section 7.3);

(c) the Company has been, and continues to be, in compliance with its obligations under this Article 7;

(d) prior to providing any such copies, access or disclosure: (i) the Company enters into a confidentiality and standstill agreement with such Person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms not less stringent than the Confidentiality Agreement; (ii) the Company provides Hudbay with a true, complete and final executed copy of such confidentiality agreement; and (iii) such copies, access or disclosure provided to such Person shall have already been or shall concurrently be provided to Hudbay;

(e) the Company promptly provides Hudbay with:

(i) prior written notice stating the Company's intention to participate in such discussions or negotiations and to provide such copies, access or disclosure;

(ii) prior to providing such copies, access or disclosure, a true, complete and final executed copy of the acceptable confidentiality agreement referred to in Section 7.3(d); and

(iii) any non-public information concerning the Company and its Subsidiaries provided to such other Person which was not previously provided to Hudbay.

7.4 Superior Proposals and Right to Match

(a) If, prior to the approval of the Arrangement Resolution by the Securityholders, the Company receives an unsolicited written Acquisition Proposal that the Board (after receiving advice from its financial advisors and outside legal counsel) determines in good faith constitutes a Superior Proposal, the Board may make a Change in Recommendation and/or enter into a definitive agreement (a "Proposed Agreement"), with respect to such Superior Proposal if and only if:

(i) the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction with the Company or any of its Subsidiaries (it being acknowledged by Hudbay that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into or announcement of this Agreement shall not be a violation of this Section 7.4);

(ii) the Company has been, and continues to be, in compliance with its obligations under this Article 7;

(iii) the Company has provided Hudbay with a notice in writing (a "Superior Proposal Notice"), which notice shall contain: (A) the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal; (B) the value in financial terms that the Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal; (C) a copy of any Proposed Agreement relating to such Superior Proposal and (D) copies of any material financing documents provided to the Company in connection therewith (with customary redactions);

(iv) at least five business days shall have elapsed from the date that Hudbay received the Superior Proposal Notice from the Company (the "Matching Period");

(v) during the Matching Period, Hudbay shall have had the opportunity (but not the obligation) to amend the terms of the Arrangement in accordance with Section 7.4(b);

(vi) after the Matching Period, the Board (after receiving advice from its financial advisors and outside legal counsel) has determined in good faith that such Acquisition Proposal continues to constitute a Superior Proposal compared to any amendments to the terms of the Arrangement proposed by Hudbay and that the failure to make a Change in Recommendation or to enter into the Proposed Agreement would be inconsistent with the fiduciary duties of the Board; and

(vii) prior to or concurrently with entering into such Proposed Agreement, the Company shall have terminated this Agreement pursuant to Section 8.2(a)(iv)(C) and shall have paid to Hudbay the Termination Payment.

(b) The Company acknowledges and agrees that, during the Matching Period or such longer period as the Company may approve: (i) Hudbay shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement; (ii) the Company shall, and shall cause its Representatives to, negotiate in good faith with Hudbay to enable Hudbay to make such amendments to the terms and conditions of this Agreement and the Arrangement as Hudbay deems appropriate and as would enable Hudbay to proceed with the Arrangement and any related transactions on such amended terms; and (iii) the Board will review any proposal by Hudbay to amend the terms of the Arrangement in order to determine in good faith whether such proposal would result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to constitute a Superior Proposal compared to the proposed amendments to the terms of the Arrangement. If as a consequence of the foregoing, the Board determines that such Acquisition Proposal would cease to constitute a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement, the Company shall promptly so advise Hudbay and the Company and Hudbay shall amend this Agreement and the Plan of Arrangement to reflect such proposed amendments and shall take or cause to be taken all such actions as are necessary to give effect to the foregoing.

(c) The Board shall promptly reaffirm the Board Recommendation by press release after: (i) any Acquisition Proposal which the Board determines not to constitute a Superior Proposal is publicly announced or disclosed; or (ii) the Board determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or disclosed no longer constituting a Superior Proposal. Hudbay and its Representatives shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

(d) Nothing in this Agreement shall prevent the Board from (i) responding through a directors' circular or otherwise, only to the extent required by applicable Canadian Securities Laws, to an Acquisition Proposal that it determines is not a Superior Proposal, (ii) making disclosure to the Shareholders if the Board (after receiving advice from its financial and legal advisors) shall have determined in good faith that the failure to make such disclosure would be expected to be inconsistent with its fiduciary duties or such disclosure is otherwise required by Law (it being understood that, notwithstanding the foregoing, any action that would otherwise constitute a Change in Recommendation hereunder shall constitute such a Change in Recommendation), (iii) calling and holding a meeting of Shareholders requisitioned by Shareholders in accordance with the BCBCA, or (iv) calling and holding a meeting of Shareholders ordered to be held by a court in accordance with Law.

(e) Each successive amendment or modification of an Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.4 (and Hudbay shall be afforded a new five business day Matching Period from the date of its receipt of the Superior Proposal Notice).

(f) If the Company provides Hudbay with a Superior Proposal Notice on a date that is less than five business days prior to the Meeting, the Company may (and, if requested by Hudbay, the Company shall) adjourn or postpone the Meeting to a date that is not more than ten business days after the date scheduled for the Meeting; provided, however, that the Meeting shall not be adjourned or postponed to a date later than the seventh business day prior to the Outside Date.

(g) Nothing in this Agreement shall prevent the Board from: (i) responding through a directors' circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal that it determines is not a Superior Proposal; (ii) making disclosure to the Shareholders if the Board (after receiving advice from its external financial and legal advisors), shall have determined in good faith that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board or such disclosure is otherwise required by Law (it being understood that the Board shall not be entitled to make a Change in Recommendation other than in accordance with the other provisions of this Section 7.4); provided that in the case of (i) and (ii) the Company shall provide Hudbay and its Representatives with a reasonable opportunity to review the form and content of any such disclosure and shall give reasonable consideration to any comments made by Hudbay and its Representatives; or (iii) calling and holding a meeting of Securityholders requisitioned by Shareholders in accordance with the BCBCA or as otherwise required by Law.

7.5 Breach by Representatives

Without limiting the generality of the foregoing: (i) the Company shall ensure that the Representatives retained by the Company and/or its Subsidiaries are aware of the restrictions set out in this Article 7; (ii) any violation of the restrictions set out in this Article 7 by the Company, its Subsidiaries or its or their Representatives will be deemed to be a breach of this Article 7 by the Company; and (iii) the Company shall be responsible for any breach of this Article 7 by such Representatives.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2 Termination

(a) This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Shareholders and/or by the Court, as applicable):

(i) by mutual written agreement of the Company and Hudbay;

(ii) by either the Company or Hudbay, if:

(A) the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(a)(ii)(A) shall not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B) after the date hereof, there shall have been enacted, made or enforced any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or Hudbay from consummating the Arrangement and such applicable Law, prohibition or enjoinment shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 8.2(a)(ii)(B) has used its commercially reasonably efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non applicable in respect of the Arrangement, and provided further that the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(C) the Securityholder Approval shall not have been obtained at the Meeting (or any adjournment or postponement thereof) in accordance with the Interim Order, except that the right to terminate this Agreement under this Section 8.2(a)(ii)(C) shall not be available to any Party whose failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to receive the Securityholder Approval;

(iii) by Hudbay, if:

(A) (1) the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, qualify, amend or modify, in a manner adverse to Hudbay, the Board Recommendation; (2) the Board fails to publicly reaffirm (without qualification) the Board Recommendation within five business days (or beyond the date that is three business days prior to the Meeting) after having been requested in writing by Hudbay to do so; (3) the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced or publicly disclosed Acquisition Proposal in respect of the Company for more than five business days (or beyond the date that is three business days prior to the Meeting) after such Acquisition Proposal's public announcement or public disclosure (a "Change in Recommendation"); or (4) the Company shall have breached Section 7.1 in any material respect;

(B) a Company Material Adverse Effect has occurred since September 30, 2025 and is continuing; or

(C) subject to compliance with Section 8.3, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement (other than in Section 7.1) shall have occurred that would cause the conditions set forth in Sections 6.1 or 6.2 not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date, provided that Hudbay is not then in breach of this Agreement so as to cause any condition in Sections 6.1 or 6.3 not to be satisfied; or

(iv) by the Company, if:

(A) a Hudbay Material Adverse Effect since December 31, 2025 has occurred and is continuing;

(B) subject to compliance with Section 8.3, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Hudbay set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 6.1 or 6.3 not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date, provided that the Company is not then in breach of this Agreement so as to cause any condition in Sections 6.1 or 6.2 not to be satisfied; or

(C) prior to the approval of the Arrangement Resolution, the Company enters into a Proposed Agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.3), provided that the Company is then in compliance with Article 7 in all material respects and that prior to or concurrently with such termination, the Company pays the Termination Payment to Hudbay pursuant to Section 8.4.

(b) The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party's exercise of its termination right.

(c) If this Agreement is terminated pursuant to Section 8.1 or Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that: (i) in the event of termination under Section 8.1 as a result of the Effective Time occurring, the provisions of this Section 8.2(c) and Sections 2.5(g), 5.11, 5.16, 9.2, 9.3 and 9.11 and all related definitions set forth in Section 1.1 shall survive for a period of six years thereafter; (ii) in the event of termination under Section 8.2, the provisions of this Section 8.2(c) and Sections 2.5(g), 5.11, 8.4, 9.2, 9.3, 9.4, 9.5, 9.6 and 9.7 and all related definitions set forth in Section 1.1, the provisions of the Hudbay IRA and section 9 of the Confidentiality Agreement, which shall continue to apply pursuant to the terms of the Hudbay IRA, shall survive; and (iii) neither Party shall be relieved or released from any liabilities or damages arising out of fraud, criminal acts, or willful breach of any provision of this Agreement.

8.3 Notice and Cure

(a) Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement in accordance with its terms and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:

(i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate that would cause any condition in Section 6.2 or Section 6.3 not to be satisfied; or

(ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 8.3 shall not limit or otherwise affect representations, warranties, covenants and agreements of the Parties (or the remedies available hereunder to the Party receiving that notice) or the conditions to the obligations of the Parties under this Agreement.

(b) No Party may terminate this Agreement under Section 8.2(a)(iii)(C) or Section 8.2(a)(iv)(B), as applicable, and no payments are payable as a result of such termination pursuant to Section 8.4 unless, prior to the Effective Date, the Party seeking to terminate this Agreement has delivered a written notice to the other Party indicating its intention to terminate this Agreement and specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, no Party may terminate this Agreement until the earlier of the Outside Date and the expiration of a period of ten (10) business days from the date of such notice. If such notice is delivered prior to the date of the Meeting, the Company may postpone or adjourn the Meeting to the earlier of a date that is five business days prior to the Outside Date and the date that is fifteen (15) business days following the delivery of such notice.

8.4 Termination Payments

(a) Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b) For the purposes of this Agreement, "Termination Payment Event" means the termination of this Agreement:

(i) by Hudbay pursuant to Section 8.2(a)(iii)(A) [Change in Recommendation or Breach of Non-Solicitation];

(ii) by the Company pursuant to Section 8.2(a)(iv)(C) [Superior Proposal]; or

(iii) by either Party pursuant to Section 8.2(a)(ii)(A) [Outside Date] or by either Party pursuant to Section 8.2(a)(ii)(C) [Securityholder Approval], or by Hudbay pursuant to Section 8.2(a)(iii)(C) [Company Breach of Representations, Warranties or Covenants], or by the Company pursuant to Section 8.2(a)(iv)(B) [Hudbay Breach of Representations, Warranties or Covenants] at a time when this Agreement was terminable by Hudbay pursuant to Section 8.2(a)(iii)(A) [Change in Recommendation or Breach of Non-Solicitation], but in each case only if (A) prior to such termination, an Acquisition Proposal in respect of the Company shall have been made to the Company and publicly announced by any Person (other than Hudbay or its affiliates), and (B) within 12 months following the date of such termination either (1) the Company or one or more of its Subsidiaries enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within 12 months after such termination), or (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated or effected (and, for purposes of this Section 8.4(b)(iii), the term "Acquisition Proposal" shall have the meaning ascribed to such term in Section 1.1, except that a reference to "20%" therein shall be deemed to be a reference to "50%").

(c) If a Termination Payment Event occurs, the Company shall pay the Termination Payment to Hudbay, or as Hudbay may direct, as liquidated damages in consideration for the loss of Hudbay's rights under this Agreement, by wire transfer of immediately available funds, as follows:

(i) if the Termination Payment is payable pursuant to Section 8.4(b)(i), the Termination Payment shall be payable within two business days following such termination;

(ii) if the Termination Payment is payable pursuant to Section 8.4(b)(ii), the Termination Payment shall be payable prior to or concurrently with such termination; or

(iii) if the Termination Payment is payable pursuant to Section 8.4(b)(iii), the Termination Payment shall be payable concurrently upon the consummation of the Acquisition Proposal referred to therein.

(d) In the event that either Party terminates this Agreement pursuant to Section 8.2(a)(ii)(A) [Outside Date] at a time where the condition set forth in Section 6.1(g) [Specified Regulatory Approvals] has not been satisfied as a result of the failure to obtain the CFIUS Clearance in circumstances where all other Specified Regulatory Approvals have been obtained and all other conditions set forth in Article 6 have been satisfied or waived (other than those conditions that by their terms can only be satisfied on the Closing Date), Hudbay shall reimburse the Company for all reasonable and documented expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby, provided that such reimbursement shall be limited to a maximum of $2,000,000. Any reimbursement of expenses paid pursuant to this Section 8.4(d) shall be paid in cash by wire transfer of immediately available funds, within two business days following the valid termination of this Agreement by the Company.

(e) Each of the Parties acknowledges that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 8.4 are payments in consideration for the disposition of rights of the Party entitled to receive such payments, and that the amounts set out in this Section 8.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Hudbay is entitled to the Termination Payment and the Termination Payment is paid in full, such payment shall be the sole and exclusive remedy of Hudbay in respect of the event giving rise to such payment and Hudbay shall be precluded from any other remedy against the Company at Law or in equity or otherwise (including damages, injunctive relief or an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby; provided, however, that the foregoing limitations shall not apply in the event of fraud or any wilful breach by the Company of any of its obligations under this Agreement.

(f) For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Payment on more than one occasion.

8.5 Amendment

Subject to the provisions of the Interim Order and Final Order and applicable Laws, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Securityholders, and any such amendment may without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d) waive compliance with or modify any mutual conditions precedent herein contained.

8.6 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party or Parties to be bound by the waiver. A Party's failure or delay in exercising any right or remedy under this Agreement will not operate as a waiver of such right or remedy. A single or partial exercise of any right or remedy will not preclude a Party from any other or further exercise of that right or the exercise of any other right or remedy.

ARTICLE 9
GENERAL PROVISIONS

9.1 Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the "Transaction Personal Information"). Hudbay shall not disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Hudbay completes the transactions contemplated by this Agreement, Hudbay shall not, following the Effective Date, without the written consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a) for purposes other than those for which such Transaction Personal Information was collected by the Company prior to the Effective Date; and

(b) which does not relate directly to the carrying on of the business of the Company or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Hudbay shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Hudbay shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, Hudbay shall promptly deliver to the Company all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of Hudbay.

9.2 Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a) if to Hudbay:

Hudbay Minerals Inc.
25 York Street, Suite 800
Toronto, Ontario
Canada M5J 2V5

Attention:  Peter Kukielski
Email:  [Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention: Kari MacKay
Email: kmackay@goodmans.ca

(b) if to the Company:

Arizona Sonoran Copper Company Inc.
372 Bay Street, Suite 1800

Toronto, ON M5H 2W9

Attention: George Ogilvie / Nicholas Hayduk
Email: [Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West

1 First Canadian Place

Suite 6200, PO Box 50

Toronto, ON M5X 1B8

Attention: James R. Brown / Minji Park
Email: jbrown@osler.com / mpark@osler.com

9.3 Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4 Injunctive Relief

Subject to Section 8.4(e), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.4(e), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties. The Parties acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Hudbay would have entered into this Agreement.

9.5 Time of Essence

Time shall be of the essence in this Agreement.

9.6 Entire Agreement, Binding Effect

This Agreement (including the exhibits and schedules hereto and the Disclosure Letter), the Hudbay IRA and section 9 of the Confidentiality Agreement, which continues to apply pursuant to the terms of the Hudbay IRA, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.

9.7 No Liability

No director or officer of Hudbay shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Hudbay. No director or officer of the Company shall have any personal liability whatsoever to Hudbay under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.

9.8 Further Assurances

Subject to the provisions of this Agreement, each Party shall use commercially reasonable efforts do all such things and provide reasonable assurances as may be required to consummate the Arrangement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

9.9 Assignment and Enurement

Hudbay may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, its wholly-owned Subsidiary, provided that if such assignment and/or assumption takes place, Hudbay shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly-owned Subsidiary of Hudbay. This Agreement shall not be otherwise assignable by any Party without the prior written consent of the other Party hereto, such consent not to be unreasonably withheld, conditioned or delayed. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

9.10 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.11 No Third Party Beneficiaries

The provisions of Section 5.16 are: (i) intended for the benefit of all present and former directors and officers of the Company and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representations (collectively, the "Third Party Beneficiaries") and the Company shall hold the rights and benefits of Section 5.16 in trust for and on behalf of the Third Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except for the rights of the Shareholders to receive the consideration for their Company Shares following the Effective Time and the holders of Incentive Awards to receive the consideration for their Incentive Awards following the Effective Time, in each case pursuant to the Arrangement, which rights are hereby acknowledged and agreed by Hudbay, and except as provided in Section 5.16, this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties to this Agreement.

9.12 Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF Hudbay and the Company have executed this Agreement as of the date first written above.

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

ARIZONA SONORAN COPPER COMPANY INC.

Per:	(signed) "George Ogilvie"
Name: George Ogilvie
Title: President and Chief Executive Officer

[Signature Page – Arrangement Agreement]

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires:

"Arrangement" means the arrangement of the Company under the provisions of Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the terms of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of both the Company and Hudbay, such consent not to be unreasonably withheld, conditioned or delayed);

"Arrangement Agreement" means the arrangement agreement dated March 1, 2026, between Hudbay and the Company to which this Plan of Arrangement is attached as Schedule A, including all schedules annexed thereto, together with the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the Securityholders approving this Plan of Arrangement, which is to be considered and, if thought fit, passed at the Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

"Authorization" means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;

"BCBCA" means the Business Corporations Act (British Columbia);

"business day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

"Canadian Securities Authorities" means the Ontario Securities Commission and any other applicable securities commission and securities regulatory authority of a province or territory of Canada;

"Company" means Arizona Sonoran Copper Company Inc., a corporation existing under the Laws of the Province of British Columbia;

"Company Share Value" means, in respect of the Company Shares, the volume weighted average share price of the Company Shares on the TSX (during continuous trading hours) for the five trading days ending on the trading day immediately preceding the Value Determination Date, calculated by dividing the total Canadian dollar value of the Company Shares traded in such five trading day period on the TSX (during continuous trading hours) by the total number of such shares traded on the TSX (during continuous trading hours) for such five-day trading period;

"Company Shares" means the common shares in the authorized share capital of the Company;

"Consideration" means the consideration to be received by the Shareholders (other than Hudbay and Dissenting Shareholders) pursuant to this Plan of Arrangement for their Company Shares, consisting of such number of Hudbay Shares multiplied by the Exchange Ratio for each Company Share;

"Consideration Shares" means the Hudbay Shares to be issued to the Shareholders (other than Hudbay and Dissenting Shareholders, but including for avoidance of doubt, the Hudbay Shares issued to former holders of DSUs, RSUs and Options that hold Company Shares following the Effective Time in accordance with Sections 2.3(b), 2.3(c) and 2.3(d) hereof) pursuant to this Plan of Arrangement;

"Court" means the Supreme Court of British Columbia;

"Depositary" means TSX Trust Company, or such other Person as the Parties may appoint (each acting reasonably) to act as depositary in respect of the Arrangement;

"Dissent Rights" has the meaning ascribed thereto in Section 4.1(a) hereof;

"Dissent Shares" means Company Shares held by a Dissenting Shareholder that is a registered Shareholder as of both the record date of the Meeting and as of the deadline for exercising such Dissent Rights in respect of which the Dissenting Shareholder has properly and validly exercised Dissent Rights;

"Dissenting Shareholder" means a registered Shareholder that is a registered Shareholder as of both the record date of the Meeting and as of the deadline for exercising such Dissent Rights who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of their Company Shares, but only in respect of the Dissent Shares;

"DRS Advice" has the meaning specified in Section 3.1 hereof;

"DSU Plan" means the Directors Deferred Share Unit Plan of the Company effective July 6, 2021;

"DSU Value" for a DSU means an amount equal to the product of (i) the number of Company Shares underlying such DSU and (ii) the Company Share Value;

"DSUs" means the outstanding deferred share units granted under the DSU Plan;

"Effective Date" means the date upon which the Arrangement becomes effective in accordance with section 2.11 of the Arrangement Agreement;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Parties agree to in writing before the Effective Date;

"Equity Incentive Compensation and Withholding Schedule" has the meaning specified in the Arrangement Agreement;

"Equity Incentive Plan" means the amended and restated 2020 Equity Incentive Plan of the Company effective June 21, 2021;

"Exchange Ratio" means 0.242 of a Hudbay Share for each Company Share, subject to adjustment pursuant to section 2.13 of the Arrangement Agreement;

"Final Order" means the final order of the Court made pursuant to section 291 of the BCBCA approving the Arrangement, in a form and in substance acceptable to the Company and Hudbay, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the prior written consent of both the Company and Hudbay, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such affirmation or amendment is acceptable to both the Company and Hudbay, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local, tribal or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry bureau, agency, district or entity, domestic or foreign; (b) the United States Securities and Exchange Commission, any Canadian Securities Authority or stock exchange, including the TSX and the NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hudbay" means Hudbay Minerals Inc., a corporation existing under the Laws of Canada;

"Hudbay Shares" means the common shares in the authorized share capital of Hudbay;

"Incentive Awards" means, collectively, the DSUs, RSUs and Options;

"including" means including without limitation, and "include" and "includes" have a corresponding meaning;

"Interim Order" means the interim order of the Court following the application therefor submitted to the Court after being informed of the intention to rely upon the exemption from registration under section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement, as contemplated by section 2.3 of the Arrangement Agreement, in a form and in substance acceptable to the Company and Hudbay, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended, supplemented, modified or varied by the Court (with the prior written consent of both the Company and Hudbay, each acting reasonably);

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws, and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the form of the letter of transmittal to be delivered by the Company to registered Shareholders for use in connection with the Arrangement;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances, reservations on title, royalty interests, adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Meeting" means the special meeting of Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Hudbay;

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators;

"Notice of Dissent" means a written notice provided by a Shareholder that is a registered holder of Company Shares to the Company as of both the record date of the Meeting and as of the deadline for exercising such Dissent Rights setting forth such Shareholder's objection to the Arrangement Resolution and exercise of Dissent Rights, in accordance with the requirements of Division 2 of Part 8 of the BCBCA, as may be modified by this Plan of Arrangement or the Interim Order;

"NYSE" means the New York Stock Exchange;

"Option Value" for an Option means an amount, which amount cannot be less than zero, equal to (a) the Company Share Value, minus (b) the exercise price of such Option;

"Options" means the outstanding options to purchase Company Shares granted under the Equity Incentive Plan;

"Parties" means, together, Hudbay and the Company, and "Party" means either of them as the context requires;

"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this plan of arrangement or upon the direction of the Court in the Final Order (with the prior written consent of both the Company and Hudbay, each acting reasonably), and references to "Article" or "Section" mean the specified Article or Section of this Plan of Arrangement;

"RSU Value" for an RSU means an amount equal to the product of (i) the number of Company Shares underlying such RSU and (ii) the Company Share Value;

"RSUs" means the outstanding restricted share units granted under the Equity Incentive Plan;

"Shareholder Rights Plan" means the Shareholder Rights Plan Agreement between the Company and TSX Trust Company dated January 31, 2025;

"Securityholders" means, collectively, the Shareholders and the holders of Options, DSUs and RSUs;

"Shareholders" means the registered and/or beneficial holders of Company Shares, as the context requires;

"Subsidiary" has the meaning ascribed thereto in NI 45-106 and, for certainty, Arizona Sonoran Copper Company (USA) Inc. and Cactus 110 LLC are Subsidiaries of the Company;

"TSX" means the Toronto Stock Exchange;

"U.S. Securities Act" means the United States Securities Act of 1933;

"U.S. Tax Code" means the United States Internal Revenue Code of 1986; and

"Value Determination Date" means the date that is three business days prior to the Effective Date.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3 Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.5 Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.7 No Strict Construction

The language used in this Plan of Arrangement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.8 Statutory References

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.9 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.

1.10 Time

Time is of the essence in the performance of the Parties' respective obligations hereunder.

1.11 Time References

In this Plan of Arrangement, unless otherwise specified, any references to time are to local time, Vancouver, British Columbia.

1.12 Other Definitions

Capitalized terms that are used herein but not defined shall have the meanings ascribed thereto in the Arrangement Agreement.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2 Effectiveness

Subject to Court approval of the Arrangement under s. 291 of the BCBCA, the Plan of Arrangement will become effective at the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on Hudbay, the Company, the Depositary, the Shareholders, including the Dissenting Shareholders, and the holders of Incentive Awards, in each case, without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

2.3 The Arrangement

The following steps shall occur and shall be deemed to occur, commencing at the Effective Time, sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), and without any further authorization, act or formality on the part of any Person:

Shareholder Rights Plan

(a) Notwithstanding the terms of the Shareholder Rights Plan, the Shareholder Rights Plan shall be terminated, and all rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof and the Shareholder Rights Plan shall be of no further force or effect.

Incentive Securities

(b) DSUs. Notwithstanding any vesting or redemption or other provisions to which a DSU might otherwise be subject (whether by contract, the conditions of grant, resolution, applicable Law or the terms of the DSU Plan governing such DSU), each DSU (and all agreements relating thereto) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by any Person, be fully vested and transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, and the holder thereof shall be entitled to receive an amount equal to the DSU Value in exchange therefor, which amount shall be paid in part in cash (which shall be used to satisfy the amount of any Tax withholding obligations in respect of such DSU in accordance with Section 3.7 hereof, and in part by the Company issuing Company Shares, in each case in amounts set out in the Equity Incentive Compensation and Withholding Schedule, whereupon such DSUs shall be removed from the accounts of the holders of such DSUs maintained by the Company and each DSU shall immediately be cancelled and all agreements relating to the DSUs shall be terminated and shall be of no further force and effect.

(c) RSUs. Notwithstanding any vesting or settlement or other provisions to which an RSU might otherwise be subject (whether by contract, the conditions of grant, resolution, applicable Law or the terms of the Equity Incentive Plan governing such RSU), each RSU (and all agreements relating thereto) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by or on behalf of a holder, be deemed to be fully vested and shall be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, and the holder thereof shall be entitled to receive an amount equal to the RSU Value in exchange therefor, which amount shall be paid in part in cash (which shall be used to satisfy the amount of any Tax withholding obligations in respect of such RSU in accordance with Section 3.7 hereof) and in part by the Company issuing Company Shares, in each case in amounts set out in the Equity Incentive Compensation and Withholding Schedule, whereupon the name of the holder of such RSUs shall be removed from the accounts of the holders of such RSUs maintained by the Company and each RSU shall immediately be cancelled and all agreements relating to the RSUs shall be terminated and shall be of no further force and effect.

(d) Options. Notwithstanding any vesting or exercise or other provisions to which an Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Equity Incentive Plan governing such Option), each Option shall, without any further action by or on behalf of a holder, be deemed to be fully vested and shall be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, and the holder thereof shall be entitled to receive an amount equal to the Option Value in exchange therefor, which amount shall be paid in part in cash (which shall be used to satisfy the amount of any Tax withholding obligations in respect of such Option in accordance with Section 3.7 hereof) and in part by the Company issuing Company Shares, in each case in amounts set out in the Equity Incentive Compensation and Withholding Schedule, whereupon the name of the holder of such Option shall be removed from the register of Options maintained by the Company, and the Equity Incentive Plan and each Option shall immediately be cancelled and all agreements relating to the Options shall be terminated and shall be of no further force and effect.

Dissenting Shareholders

(e) Each Dissent Share shall be and shall be deemed to be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to the Company in accordance with, and for the consideration contemplated in, Section  4.1 hereof, and:

(i) such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the central securities register of the Company in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section  4.1 hereof;

(ii) such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and

(iii) the Company shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens, and the central securities register of the Company shall be revised accordingly.

Transfer of Company Shares to Hudbay

(f) Each Shareholder (which for avoidance of doubt, shall include former holders of DSUs, RSUs  and Options that hold Company Shares following the Effective Time in accordance with Sections 2.3(b), 2.3(c) and 2.3(d) hereof), other than Hudbay or a Dissenting Shareholder, shall transfer and assign their Company Shares, without any further act or formality by the Shareholder, free and clear of any Liens, to Hudbay in exchange for the allotment and issuance of the Consideration by Hudbay for each such Company Share so transferred, and in respect of the Company Shares so transferred:

(i) the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such Company Share and the name of such registered holder shall be removed from the central securities register of Company;

(ii) the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Company Share;

(iii) Hudbay shall be the holder of all of the outstanding Company Shares (other than Dissent Shares), free and clear of all Liens, and the central securities register of the Company shall be revised accordingly; and

(iv) each such former Shareholder shall, upon the issuance of the Consideration Shares in their name as contemplated in this Plan of Arrangement, be entered into the share register of Hudbay maintained by or on behalf of Hudbay in respect of the Consideration Shares issuable to such former Shareholder pursuant to this Section 2.3(f).

The exchanges, transfers and cancellations provided for in this Section 2.3 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

ARTICLE 3
DELIVERY OF CONSIDERATION

3.1 Deposit of Consideration

(a) Following receipt of the Final Order and in any event no later than the business day prior to the Effective Date, Hudbay shall deposit in escrow, or cause to be deposited in escrow, with the Depositary, sufficient Hudbay Shares to satisfy the aggregate Consideration payable to the Shareholders (which for avoidance of doubt, shall include sufficient Hudbay Shares to satisfy the number of Hudbay Shares issued to former holders of DSUs, RSUs  and Options that hold Company Shares following the Effective Time in accordance with Sections 2.3(b), 2.3(c) and 2.3(d) hereof), which shall be held by the Depositary in escrow as agent and nominee for such former Shareholders and former holders of DSUs, RSUs and Options for distribution to such former Shareholders and former holders of DSUs, RSUs and Options in accordance with the provisions of this Article 3. The Company will process the cash payments payable to the former holders of Options, DSUs and RSUs in accordance with Sections 2.3(b), 2.3(c) and 2.3(d) hereof through the payroll systems of the Company for the purposes of calculating, deducting and remitting the applicable Tax withholding amount required under applicable Law or in accordance with Section 3.7 hereof. For greater certainty, all payments to holders of Incentive Awards pursuant to this Plan of Arrangement, and any withholding of amounts in respect thereof, shall be processed through the payroll systems of the Company.

(b) Upon surrender to the Depositary for cancellation of a certificate or a direct registration statement (DRS) advice (a "DRS Advice") which immediately prior to the Effective Time represented one or more Company Shares that were transferred under the Arrangement, together with a duly completed and executed Letter of Transmittal and such other documents and instruments as the Depositary or Hudbay may reasonably require, the registered holder of the Company Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder (in each case less any amounts withheld pursuant to Section 3.7 hereof (if any)), the Consideration that such holder has the right to receive under the Arrangement for such Company Shares, and the certificate or DRS Advice so surrendered shall forthwith be cancelled.

(c) In the event of a transfer of ownership of Company Shares which was not registered in the transfer records of the Company under the name of the transferee surrendering such certificate or DRS Advice, the Consideration that such registered holder has the right to receive, subject to Section 2.3 hereof, shall be delivered to the transferee if the certificate or DRS Advice which immediately prior to the Effective Time represented Company Shares that were exchanged for the Consideration under the Arrangement is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer.

(d) After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(b) hereof, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares, other than Company Shares held by Hudbay and the Dissent Shares, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with Section 2.3 hereof, less any amounts withheld pursuant to Section 3.7 hereof (if any).

3.2 Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Consideration Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(f) hereof until the holder of such certificate or DRS Advice shall surrender such certificate or DRS Advice in accordance with Section 3.1 hereof.  Subject to applicable law, at the time of such surrender of any such certificate or DRS Advice (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of the certificates or DRS Advices representing Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(f) hereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Consideration Shares to which such holder is entitled pursuant hereto, and (ii) to the extent not paid under clause (i), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and the payment date subsequent to surrender payable with respect to such Consideration Shares.

3.3 Deemed Fully Paid and Non-Assessable Shares

All Consideration Shares (which for avoidance of doubt, shall include sufficient Hudbay Shares to satisfy the number of Hudbay Shares issued to former holders of DSUs, RSUs and Options that hold Company Shares following the Effective Time in accordance with Sections 2.3(b), 2.3(c) and 2.3(d) hereof) shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

3.4 No Fractional Shares

No fractional Hudbay Shares shall be issued pursuant to this Plan of Arrangement. Where the aggregate number of Hudbay Shares to be issued to any Person pursuant to this Plan of Arrangement, including pursuant to Sections 2.3(f) and 3.1 hereof, would result in a fraction of a Hudbay Share being issuable, such number shall be rounded  down to the nearest whole Hudbay Share and no consideration will be paid in lieu of the issuance of a fractional Hudbay Share.

3.5 Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares, which were exchanged in accordance with Section 2.3(f) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the aggregate Consideration which such holder is entitled to receive in accordance with this Plan of Arrangement and such holder's duly completed and executed Letter of Transmittal. When authorizing such delivery of the aggregate Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Hudbay and the Depositary in such amount as Hudbay and the Depositary may direct, or otherwise indemnify Hudbay, the Company and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to Hudbay and the Depositary, against any claim that may be made against Hudbay, the Company or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of the Company.

3.6 Extinction of Rights

Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 2.3(f) hereof that is not deposited with all other instruments required by Section 3.1 hereof on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of the Company or Hudbay. On such date, the Consideration Shares, as applicable, to which the former registered holder of the certificate or DRS Advice referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Hudbay (or its successor(s)). None of Hudbay, the Company or the Depositary shall be liable to any Person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.7 Withholding Rights; Tax Consequences

Hudbay, the Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement and under this Plan of Arrangement, such amounts as Hudbay, the Company, the Depositary and their respective Subsidiaries, or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of applicable Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are properly reported and actually remitted to the applicable Governmental Entity. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable, Hudbay, the Company, the Depositary, their respective Subsidiaries, and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the Consideration as is necessary in order to fully fund such liability, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder.

3.8 Transfer Free and Clear

For greater certainty, any transfer or exchange of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

3.9 Interest

Under no circumstances shall interest accrue or be paid by the Company, Hudbay, the Depositary or any other Person to any Shareholder or other Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of Company Shares or holders of Incentive Awards.

ARTICLE 4
RIGHTS OF DISSENT

4.1 Dissent Rights

(a) Pursuant to the Interim Order, Shareholders who are registered holders of Company Shares as of both the record date of the Meeting and as of the deadline for exercising such Dissent Rights may exercise rights of dissent in connection with the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order, the Final Order ("Dissent Rights"), with respect to all (but not less than all) of the Company Shares held by such Shareholder, provided that, notwithstanding subsection 242(1)(a) of the BCBCA, the Notice of Dissent contemplated by section 242(1)(a) of the BCBCA, as may be modified by the Interim Order, must be received by the Company by 4:00 p.m. (Vancouver time) on the date that is at least two business days prior to the date of the Meeting, or any date to which the Meeting may be postponed or adjourned, and provided further that each Dissenting Shareholder who:

(i) is ultimately entitled to be paid the fair value of their Dissent Shares: (A) will be entitled to be paid the fair value of such Dissent Shares by the Company (less any applicable withholdings pursuant to Section 3.7 hereof), which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(e), if applicable); (C) shall be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens, to the Company in accordance with Section 2.3(e) hereof; and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Company Shares; or

(ii) is ultimately not entitled, for any reason, to be paid fair value for such holder's Company Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Company Shares, and shall be entitled to receive only the Consideration pursuant to Section 2.3(f) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

(b) In no circumstances shall Hudbay, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised as of both the record date of the Meeting and as of the deadline for exercising such Dissent Rights.

(c) In no case shall Hudbay, the Company or any other Person be required to recognize Dissenting Shareholders as holders of Company Shares after the time that is immediately prior to the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the central securities register as holders of Company Shares at the time at which the step in Section 2.3(e) hereof occurs.

(d) For greater certainty, in addition to any other restrictions set forth in the Interim Order and under Division 2 of Part 8 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) a holder of any Incentive Awards in respect of such holder's Incentive Awards; (ii) Shareholders who have voted or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; and (iii) any Person who is not a registered Shareholder as of both the record date for the Meeting and as of the deadline for exercising such Dissent Rights.

ARTICLE 5
GENERAL

5.1 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to the Company Shares and the Incentive Awards issued prior to the Effective Time; (b) the rights and obligations of the holders of Company Shares, the holders of Incentive Awards, the Parties, the Depositary and any trustee or transfer agent therefor in relation thereto, and any other Person having any right, title or interest in or to Company Shares and Incentive Awards, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of the Company subject to this Plan of Arrangement shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.2 Amendment

(a) Hudbay and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) agreed to in writing by the Company and Hudbay; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Securityholders if and as required by the Court.

(b) Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Hudbay and the Company at any time prior to the Meeting (provided, however, that the Parties shall have consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if: (i) it is consented to in writing by each of Hudbay and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by the Securityholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and Hudbay without the approval of or communication to the Court or the Securityholders, provided that it concerns a matter which, in the reasonable opinion of the Company and Hudbay, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Securityholders.

(e) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

5.3 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of Hudbay and the Company shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

ARTICLE 6
U.S. SECURITIES LAW EXEMPTION

6.1 U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Company and Hudbay each agree that this Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that all Consideration Shares issued under the Arrangement (including Consideration Shares issued to former holders of DSUs, RSUs and Options in accordance with this Plan of Arrangement) will be issued by Hudbay pursuant to this Plan of Arrangement, whether in the United States, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by section 3(a)(10) thereof and applicable state securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a) The arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) (the "BCBCA"), involving Hudbay Minerals Inc. ("Hudbay") and Arizona Sonoran Copper Company Inc. (the "Company") and securityholders of the Company, all as more particularly described and set forth in the management information circular (the "Circular") of the Company dated ⬤, 2026 accompanying the notice of this meeting (as the Arrangement may be modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;

(b) The plan of arrangement, as it may be amended in accordance with its terms (the "Plan of Arrangement"), involving Hudbay, the Company and securityholders of the Company and implementing the Arrangement, the full text of which is set out in Appendix ⬤ to the Circular (as the Plan of Arrangement may be, or may have been, modified, supplemented or amended in accordance with its terms), is hereby approved and adopted;

(c) The arrangement agreement among Hudbay and the Company, dated as of ⬤, 2026, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "Arrangement Agreement") and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto in accordance with its terms are hereby confirmed, ratified and approved in all respects;

(d) The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the "Court") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended from time to time in accordance with their terms);

(e) Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company and the holders of options, restricted share units and deferred share units (collectively, the "Securityholders") or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to, or approval of, the Securityholders:

(i) to modify, supplement or amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

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(ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

(f) Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(i) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(ii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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